
10012189

Breda Telephone Corp.
2009 Annual Report

Western Iowa Networks®
One Company. Local Choice. Local Service.

BREDA TELEPHONE CORP.

2009 ANNUAL REPORT

TO

SHAREHOLDERS

This annual report is being provided to the shareholders of Breda Telephone Corp. ("Breda") in connection with the annual meeting of the shareholders which will be held at the Breda Legion Hall, 208 Main, Breda, Iowa, on Tuesday, May 25, 2010, commencing at 6:30 p.m. This annual report is not incorporated into the proxy statement and is not proxy soliciting material.

CAUTIONARY STATEMENT ON FORWARD LOOKING STATEMENTS AND INDUSTRY AND MARKET DATA

Various discussions and statements in this annual report are or contain forward looking statements that express Breda's current beliefs, forecasts, projections and predictions about future events. All statements other than statements of historical fact are forward looking statements, and include statements with respect to financial results and condition; anticipated trends in business, revenues, net income, net profits or net losses; projections concerning operations, capital needs and cash flow; investment, business, growth, expansion, acquisition and divestiture opportunities and strategies; management's plans or intentions for the future; competitive position or circumstances; and other forecasts, projections and statements of expectation. Words such as "expects," "anticipates," "estimates," "plans," "may," "will," "contemplates," "forecasts," "strategy," "future," "potential," "predicts," "projects," "prospects," "possible," "continue," "hopes," "intends," "believes," "seeks," "should," "could," "thinks," "objectives" and other similar expressions or variations of those words or those types of words help identify forward looking statements.

Forward looking statements involve and are subject to various material risks, uncertainties and assumptions. Forward looking statements are necessarily subjective and are made based on numerous and varied estimates, projections, views, beliefs, strategies and assumptions made or existing at the time of such statements and are not guarantees of future results or performance. Forecasts and projections are also in all events likely to be inaccurate, at least to some degree, and especially over long periods of time, and in particular in a rapidly changing industry such as the communications industry. Forecasts and projections are also currently difficult to make with any degree of reliability or certainty given the difficult and uncertain credit, market, regulatory, and other economic circumstances in existence at the time of the preparation of this annual report. Breda disclaims any obligation to update or revise any forward looking statements based on the occurrence of future events, the receipt of new information, or otherwise. ***Breda cannot guarantee Breda's future results, performance or business conditions, and strong or undue reliance must not be placed on any forward looking statements.***

Actual future performance, outcomes and results may differ materially from those suggested by or expressed in forward looking statements as a result of numerous and varied factors, risks and uncertainties, some that are known and some that are not, and many of which are beyond the control of Breda and Breda's management. It is not possible to predict or identify all of those factors, risks and uncertainties, but they include all of the various factors, risks and uncertainties discussed in this annual report and the following:

- adverse changes by the Federal Communications Commission, the Iowa Utilities Board or other regulatory authorities to the access charge rates that can be charged by Breda and its subsidiaries to long distance carriers or to the rules and other requirements regarding access charge rates or access charges, whether instituted by the regulatory authorities or at the request or by reason of court or other actions taken by long distance carriers or other interested persons;

- technological advances in the telecommunications, cable and related industries, which are always occurring and at an ever increasing rate, and any one or more of which may replace or otherwise adversely affect in a material way the existing technologies utilized by Breda and its subsidiaries;

- changes in employee relations, including the loss of a key employee or employees;

- industry conditions and occurrences, including bankruptcies and insolvencies of long distance carriers, and consolidations in the telecommunications and cable industries, which generally result in competitors which are larger and better financed and with greater geographic reach, allowing them to compete over broader areas and more effectively;

- economic conditions at the national, regional and local levels, which are always somewhat uncertain given that many different tangible and intangible factors and occurrences can affect the economy;

- political conditions and occurrences at the international, national, regional and local levels, including rumors about, or threats and/or acts of, terrorism or war;

- the general emotions and psychology of the economy, the markets and consumers, which can at times seem to be totally unrelated to actual economic or market conditions or other more tangible factors;

- litigation;

- inaccurate assumptions or predictions by management;

- the ability to enter into and maintain agreements which are necessary to provide services, and on terms which are favorable to Breda;

- ever increasing costs and expenses which are necessary to Breda's and its subsidiaries' businesses but which are outside of Breda's control, such as health and other insurance costs;

- new third parties entering into Breda's or any of its subsidiaries' marketing or service areas;

- acts or omissions of existing and/or new competitors and other third parties, including offering lower prices or new or substitute products or services and their use of new marketing strategies and approaches;

- the risks associated with technology requirements, technology substitution and changes and other technological developments;

- changes in or more governmental laws, rules, regulations or policies;

- reductions in or other changes to governmental programs assisting or affecting the telecommunications, cable and related industries, and in particular programs which aid providers of those services to rural areas;

- the continued availability of financing, and on terms which are favorable to Breda, and the cost of financing and consequences of leverage; and

- the effects of ever increasing and changing competition and relationships with other carriers and other parties, including competition or relationships which result in Breda or its subsidiaries having to develop new pricing for services, such as interexchange access charges and wireless access charges, or new marketing strategies or new product offerings, and the related risk that Breda or its subsidiaries will not be able to respond on a timely or profitable basis to competitive changes or pressures.

Breda may have obtained industry, market, competitive position and other data used in this annual report or in Breda's general business plan from Breda's own research or internal surveys, studies conducted by other persons and/or trade or industry associations or general publications and other publicly available information. Breda attempts to utilize third party sources of information which Breda believes to be materially complete, accurate, balanced and reliable, but there is no assurance of the accuracy, completeness or reliability of any third party information. For example, a trade or industry association for an industry may present information in a manner that is more favorable to that industry than would be presented by an independent source. Industry publications and surveys and other publicly available information also generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of any information.

DESCRIPTION OF BUSINESS

General Overview.

Breda is an Iowa corporation with its principal offices in Breda, Iowa. Breda provides local telephone services to Breda, Iowa and the surrounding rural area.

Telephone services are also provided by three of Breda's wholly owned subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company and BTC, Inc.

A total of eight Iowa towns and their surrounding rural areas currently receive telephone services from Breda, Prairie Telephone, Westside Independent or BTC, Inc.

BTC, Inc. has provided Internet access services in the Carroll, Iowa market area since 1997. BTC, Inc. also provides Internet access services to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. BTC, Inc. has provided long distance services in the Carroll, Iowa market area since July, 2000, and local telephone services since October, 2003. BTC, Inc. also provides long distance services to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for long distance services. BTC, Inc. is a wholly owned subsidiary of Prairie Telephone.

Breda owns approximately 66.67% of the outstanding membership units of Carroll County Wireless, LLC. Carroll County Wireless, LLC holds the PCS spectrum for nearly all of Carroll County, Iowa. PCS spectrum is bandwidth allocated by the Federal Communications Commission which can be used in the transmission of voice, data and television communications. Carroll County Wireless, LLC's revenues are derived from fees paid to it under roaming agreements through i wireless agreements with other wireless carriers.

Tele-Services, Ltd. is also a wholly owned subsidiary of Breda. Tele-Services provides cable television services to six towns in Iowa.

Breda and its subsidiaries all conduct business under the names "W.I.N." or "Western Iowa Networks".

Breda's and its subsidiaries' telephone, Internet services and cable television businesses are discussed in more detail below. Some of the other miscellaneous business operations of Breda and its subsidiaries are also noted below.

Local Exchange Carrier Services

Breda, Prairie Telephone, Westside Independent and BTC, Inc. provide telephone services to the following eight Iowa towns and their surrounding rural areas:

- Breda, Iowa
- Lidderdale, Iowa
- Macedonia, Iowa
- Farragut, Iowa
- Pacific Junction, Iowa
- Yale, Iowa
- Westside, Iowa
- Carroll, Iowa

All of the towns are in central and southern Iowa.

Breda provides services to Breda, Lidderdale and Macedonia. Prairie Telephone provides services to Farragut, Pacific Junction and Yale. Westside Independent provides services to Westside, and BTC, Inc. provides services to the city of Carroll. The surrounding rural areas that are served are generally those within approximately a ten-mile to fifteen-mile radius of each of the towns, except for Carroll. No rural customers are served outside of the Carroll city limits.

The primary services of Breda, Prairie Telephone, Westside Independent and BTC, Inc. are providing their subscribers with basic local telephone service and access services for long distance calls outside the local calling area. As of December 31, 2009, they were serving approximately 3,351 telephone numbers and related access lines. Breda, Prairie Telephone and Westside Independent derive their principal revenues from providing those services.

BTC, Inc.'s principal revenue sources in 2009 were from providing Internet services, conference bridge services, long distance services, basic local telephone service and access services for long distance calls outside of BTC, Inc.'s Carroll, Iowa local calling area. BTC, Inc. provides Internet services and long distance services for its own customers and for the customers of Breda, Prairie Telephone and Westside Independent.

Breda, Prairie Telephone, Westside Independent and BTC, Inc. also provide other telephone related services. For example, they sell and lease telephone equipment to their subscribers, provide inside wiring and other installation, maintenance and repair services to their subscribers, and provide custom calling services to their subscribers. They also derive revenues from providing billing and collection services for some long distance carriers for the long distance calls made by their subscribers.

The results of operations of Carroll County Wireless, LLC are included in Breda's consolidated financial statements because Breda owns approximately 66.67% of the outstanding membership units of Carroll County Wireless, LLC. Carroll County Wireless, LLC revenues are derived from fees paid to it under roaming agreements through i wireless agreements with other wireless carriers. Those revenues are included in Breda's financial statements under the local exchange carrier services segment.

On January 7, 2010, the FCC approved the transfer of a portion of Prairie Telephone's Yale, Iowa exchange to Panora Communications Cooperative. Under the terms of the transaction negotiated in 2009, Panora Communications Cooperative will acquire the assets - approximately 35 access lines, associated plant, and customer accounts - in a 2.1 square mile area on the north side of Lake Panorama, near Panora, Iowa. Panora Communications Cooperative already provides cable television and wireless Internet to these customers. This transaction is not material to Breda's financial statements. Breda anticipates that this transaction will be finalized in the second quarter of 2010.

Broadcast Services

Tele-Services owns and operates the cable television systems in the following six Iowa towns:

- Arcadia
- Auburn
- Breda
- Farragut
- Macedonia
- Westside

Tele-Services at one time provided cable television services to a total of 18 Iowa towns and to Beaver Lake, Nebraska.

Tele-Services provided cable television services to Neola, Iowa until October 1, 2005, when Tele-Services, Ltd. sold the Neola cable television system to Walnut Telephone Company. Tele-Services discontinued operations in the three small Iowa communities of Bayard, Lohrville and Thurman during the third quarter of 2008. Tele-Services sold its Churdan, Iowa and its Grand Junction, Iowa cable systems in November, 2008.

Tele-Services provided cable television services to customers in a total of 12 towns in Iowa and one town in Nebraska from January 1, 2009 through June 30, 2009. Tele-Services sold seven of its southern Iowa cable TV systems and its cable system for Beaver Lake, Nebraska on July 1, 2009, and Tele-Services bought the cable television system in Breda's Macedonia, Iowa telephone exchange effective on August 1, 2009. Tele-Services was therefore providing cable television services in six Iowa towns as of the date of this annual report.

Tele-Services was providing cable television services to approximately 619 subscribers as of December 31, 2009.

Tele-Services derives its principal revenues from the monthly fees which are charged to its cable subscribers for basic and premium cable services.

Tele-Services provides cable services to each of the towns pursuant to franchises or agreements with each of those towns.

Internet Service Provider

BTC, Inc. provides dial-up and high speed Internet access services to its customers and to customers of Breda, Prairie Telephone and Westside Independent. BTC, Inc. was providing dial-up Internet access to approximately 284 subscribers as of December 31, 2009. Of that amount, approximately 175 were subscribers from BTC, Inc.'s Carroll, Iowa market area. The area served by BTC is currently limited to Carroll, Iowa and various communities surrounding Carroll, Iowa. BTC, Inc. was providing satellite, wireless and DSL-related, high speed Internet to approximately 1,225 customers as of December 31, 2009.

Miscellaneous Business

Revenues are also generated from sales of cellular phones and related service packages, which are made pursuant to Breda's September 1, 1999 agency agreement with U.S. Cellular. The agreement allows Breda to sell cellular phones and related packages to the public, and Breda receives commissions on those sales. The agency agreement provides that it automatically renews for a period of one year on each September 1, unless either Breda or U.S. Cellular gives the other written notice of nonrenewal at least 30 days before the end of the current one-year term, but subject to immediate termination if there is a material breach of the agency agreement. Breda anticipates that a new agency agreement will need to be entered into with U.S. Cellular at some point. Breda is hopeful, however, based on its past negotiations with U.S. Cellular, that any new agreement will, at worst, have a neutral impact on Breda's cellular commissions revenue.

Breda had two cellular phone retail outlets in the Carroll, Iowa market, which were located at Breda's and BTC, Inc.'s office in Carroll, Iowa and the Wal-Mart store in Carroll, Iowa. On February 22, 2008, Breda combined its Wal-Mart retail outlet with its Carroll office outlet when Wal-Mart moved its former operations to a new Super Walmart store at the edge of Carroll. Breda was informed that Super Walmart space allocations would only allow for the corporate cellular account, which is a competing service provider to Breda's U.S. Cellular service. Breda has not experienced a slowdown in its cellular traffic because it expanded its office hours in its Carroll office outlet.

Breda and some of its subsidiaries have investments in other entities which are involved in various aspects of the telecommunications industry.

For example, Prairie Telephone holds approximately 33.33% of the units of Guthrie Group, L.L.C. Guthrie Group, L.L.C. holds spectrum for providing personal communications services in some telephone exchange areas located in Guthrie County, Iowa, and Guthrie Group, L.L.C. turned up its tower to receive roaming traffic on March 24, 2006. Spectrum is bandwidth allocated by the FCC which can be used in the transmission of voice, data and television communications.

As noted previously, Breda Telephone owns approximately 66.67% of Carroll County Wireless, LLC, and Carroll County Wireless, LLC holds spectrum for nearly all of Carroll County, Iowa. Carroll County Wireless, LLC turned up its initial tower to accept roaming traffic in January, 2006.

Breda, Prairie Telephone, Westside Independent and BTC, Inc. do not currently own spectrum for all of the telephone exchange service areas serviced by them, and there is no guarantee that they will be able to acquire spectrum for all of those areas. Breda, Prairie Telephone, Westside Independent and BTC, Inc. will also face competition in providing personal communications services because no exclusive rights can be acquired with respect to that technology.

Revenues may also arise from investments in other entities which provide cellular phone services or which invest in other cellular phone or telecommunications ventures. For example, Prairie Telephone owns 10.38% of RSA #1, Ltd. and 7.1% of RSA #7, Ltd. Those entities are Iowa limited partnerships which provide cellular services in rural areas in central and southern Iowa.

Prairie Telephone also owns .67% of Iowa Network Services' outstanding common stock and .38% of its preferred stock. Westside Independent owns .45% of Iowa Network Services' outstanding common stock and .28% of its preferred stock.

Breda is an investor in RSA #9, Ltd. and West Iowa Cellular, Inc. Westside Independent is also an investor in West Iowa Cellular, Inc. West Iowa Cellular, Inc. and RSA #9, Ltd. provide cellular services in rural areas in southern and central Iowa.

Breda owns 22.26754% of the membership interests in Alpine Communications, L.C., which provides telecommunications and local access services, long distance service, and cable television service in service areas located primarily in Clayton County in northeastern Iowa.

Breda, Prairie Telephone and Westside Independent each own 10,000 shares of common stock in Solix, Inc. (formerly NECA Services, Inc.), which is a for-profit corporation organized in 2000 to carry on and expand various business opportunities which may from time to time be presented to the National Exchange Carrier Association, Inc. ("NECA"). The general business plan was that non-regulated business opportunities would be conducted by Solix, Inc. so that NECA could concentrate on its traditional core tariff and pooling services.

Solix, Inc. has, however, attempted to diversify its business. For example, Solix, Inc. serves the telecommunications industry through contracts with the Universal Service Administrative Company for support of the federal schools and libraries and rural health care universal service programs. As another example, Solix, Inc. also provides services to various agencies of both the state and federal governments, and more than half of Solix, Inc.'s business in 2009 involved the direct administration of government contracts.

Effective January 15, 2009, Prairie Telephone and all unit holders in Spiralight Network, L.L.C. and in Bug Tussel Wireless, L.L.C., in addition to all unit holders in various other telecommunications entities, executed an Exchange Agreement with Hilbert Communications, LLC., whereby Prairie Telephone and the other holders received units in Hilbert Communications, LLC in exchange for the units they owned in the various telecommunications entities. The following companies became wholly-owned subsidiaries of Hilbert Communications pursuant to this transaction: Bug Tussel Wireless, LLC; Spiralight Network, LLC; Intelegra, LLC; Dakota Wireless, LLC; Michigan Wireless, LLC; and JustKake Investments, LLC. The transfers of ownership of Dakota Wireless Group, LLC and JustKake Investments, LLC are subject to FCC approval, and which such approval had not been received as of December 31, 2009. Therefore, the holders of the units of Dakota Wireless Group, LLC and JustKake Investments, LLC have not exchanged those units for units in Hilbert Communications and are not considered subsidiaries of Hilbert Communications as of December 31, 2009. Prior to the transaction with Hilbert Communications, Prairie Telephone owned approximately 9.94% of the units of Bug Tussel Wireless, LLC and approximately 35.29% of the interests in Spiralight Network, LLC. Prairie Telephone owned 6.32% of the outstanding units of Hilbert Communications, LLC as of the date of this annual report.

Breda's share of the earnings or losses of some of the above investments is reported on Breda's income statement on the equity basis. Some of the investments may be a source of cash flow for Breda, Prairie Telephone and Westside Independent through distributions which may be made by the entities. Breda, Prairie Telephone and Westside Independent do not, however, control any distribution decisions for any of those entities, so no distributions are ever guaranteed, and the timing and amount of any distributions will likely vary greatly from year to year.

The value of Breda's, Prairie Telephone's and Westside Independent's investments in the above entities and of their other investments may vary significantly from year to year. They may also face difficulties in realizing upon some of their investments because there is no public or other active market for those investments and because some of the entities in which they have invested have agreements in place which place limitations or restrictions on their ability to transfer their ownership interests in those entities to third parties. Some of those limitations and restrictions are in the form of a right of first refusal under which the entity is given the right to match any offer received by Breda, Prairie Telephone or Westside Independent.

Breda and its subsidiaries also have various other miscellaneous investments. Some of those investments are described in the financial statements included at the end of this annual report.

Regulatory Requirements and Oversight

Breda, Prairie Telephone, Westside Independent and BTC, Inc. are all subject to regulation by the Iowa Utilities Board ("IUB"). They operate their telephone businesses pursuant to certificates and various rules and regulations promulgated by the IUB. Although not anticipated to occur, the IUB could terminate their right to provide services if they fail to comply with those rules and regulations.

The material areas of regulation by the IUB are as follows:

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. are treated as "service regulated" telephone companies by the IUB, which means that they must comply with the IUB's rules and regulations regarding the quality of the services and facilities provided to subscribers. The regulations establish minimum standards of quality for the services and facilities provided by Breda, Prairie Telephone, Westside Independent and BTC, Inc. Their existing services and facilities meet those standards. The regulations also require them to maintain and repair their existing facilities as necessary in order to continue to meet at least those minimum standards. The regulations also establish time frames within which Breda, Prairie Telephone, Westside Independent and BTC, Inc. must respond to requests for services from their subscribers. The regulations can be amended to increase the minimum standards or to require that additional services be made available to subscribers. Past amendments have not, however, caused any material difficulties for Breda, Prairie Telephone, Westside Independent or BTC, Inc.

- The IUB must approve of any expansion beyond the telephone service areas currently served by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The primary factors that will be considered by the IUB in the event of a request for an expansion will be the managerial, financial and technical abilities of Breda, Prairie Telephone, Westside Independent or BTC, Inc., as the case may be. Although they do not anticipate material difficulties in the event of any proposed expansion, there is no assurance that any future proposed expansion in the service areas of Breda, Prairie Telephone, Westside Independent or BTC, Inc. would be approved by the IUB. (The approval of the Federal Communications Commission will also be necessary for any proposed expansion, as discussed below.)

- The IUB has designated Breda, Prairie Telephone and Westside Independent as "eligible telecommunications carriers." This designation allows them to receive the universal services funding component of the support payment funding program administered by the Federal Communications Commission. The 1996 Telecom Act mandated goals of universal service to promote the availability of quality services at just, reasonable, and affordable rates; increasing access to advanced telecommunications services throughout the nation; and advancing the availability of such services to all consumers, including those in low income, rural, insular, and high cost areas at rates that are reasonably comparable to those charged in urban areas. Four funding programs within universal services funding are broken out to meet these goals: High Cost; Schools and Libraries; Low Income; and Rural Healthcare. Breda, Prairie Telephone and Westside Independent were able to obtain the eligible telecommunications carrier designation because they are able to provide the services which are supported by the Universal Services Fund. Although not anticipated to occur, their designation as an eligible telecommunications carrier could be lost if they fail to provide the services supported by the universal services program, which would result in them no longer being able to receive universal services funding. Those services are, however, currently only the basic local telephone services provided by Breda, Prairie Telephone and Westside Independent. They received universal services funding of approximately $1,030,599 in the aggregate in 2007, $1,020,202 in the aggregate in 2008, and $780,311 in the aggregate in 2009. Breda anticipates receiving High Costs program and Low Income program universal services funding in 2010 in an amount comparable to that received in 2009.

  BTC, Inc. has been designated as an eligible telecommunications carrier by the IUB. Since BTC, Inc. is a competitive local exchange carrier in the Carroll, Iowa market, however, it is only eligible to receive High Cost universal service funds if the incumbent local exchange carrier receives those funds. The incumbent local exchange carrier is Qwest, and Qwest does not receive universal service funding for the Carroll, Iowa market. BTC, Inc. is therefore not eligible for the High Cost universal service funding program. BTC is, however, able to be reimbursed for the Low Income universal service funding program, and received reimbursements of $1,289 in 2009.

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. are currently treated as rural telephone companies under the Telecommunications Act of 1996. This treatment may at times exempt them from some of the interconnection and other duties which are imposed on other telephone companies that might make it easier for potential competitors to compete with those companies. The IUB may withhold this exemption, however, if it finds that a request by a potential competitor for interconnection with Breda's, Prairie Telephone's, Westside Independent's or BTC, Inc.'s networks is not unduly economically burdensome, is not technically unfeasible, and would not affect the provision of universal service. It is not possible to predict whether a competitor will ever request interconnection or whether the request would be granted by the IUB. If a request is made and the IUB withholds this exemption, however, Breda, Prairie Telephone, Westside Independent and BTC, Inc. would face competition in providing telephone services that they have not faced in the past.

Breda, Prairie Telephone, Westside Independent and BTC, Inc. are also subject to regulation by the Federal Communications Commission ("FCC"). The material areas of regulation by the FCC are as follows:

- The FCC regulates the access charge rates that can be charged by Breda, Prairie Telephone, Westside Independent and BTC, Inc. for interstate long distance calls. The National Exchange Carrier Association has been delegated some authority by the FCC regarding the regulation of access charge rates, but all changes proposed by the National Exchange Carrier Association must be approved by the FCC. The regulation of access charge rates is an area of particular concern and risk to Breda, Prairie Telephone, Westside Independent and BTC, Inc., and is discussed further in this annual report.

- The FCC must approve of any expansion beyond the telephone service areas currently served by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The primary factors that will be considered by the FCC in the event of a request for an expansion will be the managerial, financial and technical abilities of Breda, Prairie Telephone, Westside Independent or BTC, Inc., as the case may be, and the antitrust implications of the expansion. Although they do not anticipate any material difficulties in the event of any proposed expansion, there is no guarantee that any future proposed expansion in the service areas of Breda, Prairie Telephone, Westside Independent or BTC, Inc. would be approved by the FCC.

- The FCC regulates the amount of support payment funding that will be received by Breda, Prairie Telephone and Westside Independent. A material risk to Breda arises from the regulation of support payment funding by the FCC since support payment funding constitutes a substantial part of Breda's revenues. The FCC regulates support payment funding primarily by targeting how the support payment funding received from the National Exchange Carriers Association and the Universal Service Administrative Company will be allocated among the various possible recipients of the funding. The allocation may vary from year to year depending on the FCC's determination, and it is not possible to predict how the FCC will allocate the support payment funding in any year. The amount of support payment funding received by Breda, Prairie Telephone and Westside Independent will therefore vary from year to year. For example, they received, in the aggregate, support payment funding of $1,873,353 in 2007, $1,812,971 in 2008, and $1,442,102 in 2009. Those amounts include the amount of the universal services funding component which is listed in the above discussion regarding the IUB. BTC, Inc. is not eligible to be a member of the National Exchange Carriers Association because, among other reasons, BTC, Inc. is not an incumbent local exchange carrier. BTC, Inc. therefore does not receive support payment funding from the National Exchange Carriers Association.

Tele-Services is regulated by the FCC. The rules and regulations of the FCC primarily relate to general operational and technical issues, and they do not affect rates or expansions of service areas. Tele-Services' cable services are also regulated in the sense that those services are provided pursuant to franchises or agreements with each of the towns in which Tele-Services currently provides cable services.

Carroll County Wireless, L.L.C. is regulated by the FCC through its Wireless Telecommunications Bureau. The Wireless Telecommunications Bureau issues radio station authorization in the form of licenses for the PCS spectrum on which Carroll County Wireless, L.L.C. is authorized to operate.

Competitive Position and Factors Affecting Breda's Operating Performance

Breda believes that a number of industry and company-specific factors are affecting and will continue to affect Breda's competitive position and results of operations. These factors include the following:

- The effect on Breda's revenues of declining numbers of access lines caused by customer migration to cell phone usage only; technology advances allowing the provisioning of Internet services on the same access line as voice service; technology advances provisioning residential and business voice services over data circuits (VOIP); and the declining population base in the rural areas served by Breda and its subsidiaries.

Breda's strategic responses to these trends have included efforts to introduce and provide enhanced local services and additional services like voice mail, dial-up and DSL Internet access, long distance services, and to provide cellular services through its agency agreement with U.S. Cellular. Breda also seeks to maximize its telecom industry offerings by partnering with surrounding telephone companies in wireless service ventures and through investment in cellular partnerships within the state of Iowa and surrounding states. Breda has also undertaken to compete with Qwest for voice, long distance, and Internet service customers in the county seat of Carroll, Iowa.

- The effect on Breda's revenues from current and potential future changes in access rate regulation at the state and federal levels and in universal services funding by the FCC.

  The IUB reduced intrastate access rates by 2.7 cents per minute effective February 7, 2009. Discussions to reduce interstate access rates and to reduce and revamp universal services funding also continue at the federal level at the FCC.

- The effect on Breda's revenues from rate and pricing structure caused by the competition of multiple providers in the Carroll, Iowa market. The incumbent local exchange carrier (Qwest), the local cable TV provider (Mediacom) and additional outside competitors in that market have all partnered with telecommunication providers that can bring additional service components to complete a bundled service offering to the customer in what is known in the industry as the "triple play". Customers receive local phone service, blocks of long distance service minutes, Internet services, and broadcast services (cable TV or satellite TV) for a competitive price.

  Breda has switching capabilities for the Carroll, Iowa market that allows Breda to offer high-speed Internet services, in addition to its voice, and long distance. The switching capabilities allow Breda to bring fiber to the home, which would be an overbuild of the Carroll market, and would allow Breda to be self-reliant in providing communication services to that community by no longer needing to lease access lines from Qwest to provide services. Breda's subsidiary, BTC, Inc. commenced construction of a fiber to the home project in Carroll, Iowa in September, 2009. The project will allow BTC, Inc. to provide an advanced telecommunications network and video services through fiber optic technology directly to homes and businesses in Carroll, Iowa. The funds for the construction project will be primarily provided by a $10,000,000 loan for the project from the Rural Utilities Service. Breda anticipates that the construction will take approximately two years.

Breda will modify its package offerings and pricing structures as it rolls out the advanced services in Carroll, Iowa, which is expected to begin in third quarter 2010.

- The effect on Breda's revenues from decreased customer counts for dial-up Internet as well as cable TV services. Competition and bundled services, declining population bases in some of Breda's and its subsidiaries' rural service areas, and cost of technology upgrades play a role in the competition for and retention of customers. Breda discontinued its cable TV services in third quarter 2008 in three Iowa towns, and Breda sold its cable TV systems in eight towns in July 2009.

- The effect on Breda's revenues from decreased access revenue caused by a decrease in the number of long distance calls originating from, or terminating to, an access line in one of Breda's telephone exchanges. The proliferation of wireless phone usage, and the designation of new technology by the FCC as data services, instead of voice services, have both decreased the "minutes of use" on Breda's networks, which results in less access revenue, and caused the industry access payment structure to be renegotiated by the new technology providers and wireless providers.

Service Marks

Breda has registered the mark "W.I.N. Western Iowa Networks" with the United States Patent and Trademark Office, and Breda and its subsidiaries have all conducted their businesses under the names "W.I.N." or "Western Iowa Networks" since the second quarter of 2001. Breda's use of the mark and related logos is intended to create an integrated, unified marketing approach for all of the products and services of Breda and its subsidiaries and to increase awareness of those products and services.

Employees

As of December 31, 2009, Breda had 32 full time employees and 1 part time employee. Breda employs all of those employees, but those employees also provide the labor and services for Prairie Telephone, Westside Independent, Tele-Services and BTC, Inc. The salaries and other costs and expenses of the employees are allocated among Breda and its subsidiaries based on time sheet allocations. There currently are not any collective bargaining or other labor agreements with any of Breda's employees, and only three of Breda's employees have written employment agreements. Those employment agreements were with the chief executive officer, the chief operations officer and the chief financial officer of Breda. Breda may utilize part-time employees on an as needed basis.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Except for any historical information, the following discussion contains forward-looking statements that are subject to risks and uncertainties, and which speak only as of the date of this annual report. No one should place strong or undue reliance on any forward-looking statements. Breda's actual results or actions may differ materially from these forward-looking statements for many reasons, including the risks and other matters noted at the beginning of this annual report. This Item should be read in conjunction with the financial statements and related notes at the end of this annual report and with the understanding that Breda's actual future results may be materially different from what is currently expected or projected by Breda.

Overview

General

Breda is a provider of telecommunication services to residential and business customers in the west central region and the southwest region of rural Iowa. Breda and its wholly-owned subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, Tele-Services, Ltd. and BTC, Inc., all conduct business under the names "W.I.N." or "Western Iowa Networks". Breda also owns approximately 66.67% of the outstanding membership units of Carroll County Wireless, L.L.C., and the results of operations of Carroll County Wireless, L.L.C. are included in Breda's consolidated financial statements. Carroll County Wireless, L.L.C. holds the PCS spectrum for nearly all of Carroll County, Iowa. PCS spectrum is bandwidth allocated by the Federal Communications Commission which can be used in the transmission of voice, data and television communications.

The telecommunication services provided by Breda or its subsidiaries include long distance services, dial-up and high-speed Internet services, satellite Internet services, and cable TV services.

Breda and its telephone subsidiaries operate seven telephone exchanges as the historical or incumbent local exchange carrier. BTC, Inc. offers competitive local exchange carrier services to residential and business customers in Carroll, Iowa. Qwest is the incumbent local exchange carrier for that area.

Carroll County Wireless, L.L.C.'s revenues are derived from fees paid to it under roaming agreements through i wireless agreements with other wireless carriers. Breda is not actively or directly marketing i wireless services to customers in Breda's telephone exchanges.

Operating Segments

Breda organizes its business into three reportable segments. Those segments are local exchange carrier services, broadcast services, and Internet service provider services. Breda has organized its business into those segments because the segments are each strategic business units that are managed separately and that offer different products and services in different regulatory environments.

Local Exchange Carrier Services. This segment provides telephone (including long distance services), data services, and other services to customers in the local exchanges served by Breda and its telephone subsidiaries. This segment also includes the revenue generated by Carroll County Wireless, L.L.C. through its i wireless agreements with other wireless carriers.

Broadcast Services. This segment provided cable television services to customers in a total of twelve towns in Iowa and one town in Nebraska from January 1, 2009 through June 30, 2009. Tele-Services sold seven of its southern Iowa cable TV systems and its cable system for Beaver Lake, Nebraska on July 1, 2009, and Tele-Services bought the cable television system in Breda's Macedonia, Iowa telephone exchange effective August 1, 2009. Tele-Services was therefore providing cable television services to six Iowa communities as of December 31, 2009.

Internet Services. This segment provides Internet access to customers in the local exchanges and the surrounding areas and in the Carroll, Iowa market area. The Internet services are provided through BTC, Inc.

The segments in which Breda and its subsidiaries operate are as follows:

Local Exchange Carrier
Breda
Prairie Telephone Co., Inc.
Westside Independent Telephone Company
BTC, Inc.
Carroll County Wireless, L.L.C.

Broadcast Services
Tele-Services, Ltd.

Internet Service Provider
BTC, Inc.

BTC, Inc. is a subsidiary of Prairie Telephone. BTC, Inc. provides Internet services to its customers and to the customers of Breda, Prairie Telephone and Westside Independent who subscribe for Internet services. BTC, Inc. is also a CLEC providing local and long distance telephone services to customers in the Carroll, Iowa market area, where Qwest is the incumbent local exchange carrier.

Breda's primary source of consolidated revenues is from the telephone services provided by Breda, Prairie Telephone, Westside Independent and BTC, Inc. The operating revenues from telephone services are primarily derived from the following types of fees and charges:

- Flat monthly fees charged to subscribers for basic local telephone services. As of March 1, 2009, those fees varied from approximately $15 to $35 per month. The monthly fee is higher for subscribers who elect to have additional services and features, such as custom features.

- Access charge revenues payable by long distance carriers for intrastate and interstate exchange services provided to those long distance carriers. Access charge revenues constitute a substantial part of Breda's consolidated revenues, and the regulation of access charge rates by the Federal Communications Commission and the Iowa Utilities Board creates a material risk to Breda and its subsidiaries, as is discussed in more detail below.

- Revenue from the sale and lease of customer premises telephone equipment and other similar items and other miscellaneous customer services, such as custom calling services. Revenues from custom calling features are not, however, a material source of revenue.

- Fees from long distance providers for billing and collection services for long distance calls made by subscribers. Breda, Prairie Telephone and Westside Independent have been experiencing increased competition in this area over the past several years. The competitors include other third parties providing these services, and the long distance providers themselves since some providers have decided to handle their own billing and collection. Breda may at some point make a determination to stop providing billing and collection services for other carriers.

- Fees from per minute rate plans and calling plan fees on long distance calls made by subscribers of Breda, Prairie Telephone, Westside Independent and BTC, Inc.

- Breda, Prairie Telephone, Westside Independent and BTC, Inc. each generate revenues from providing Internet access and from sales and leases of other equipment and facilities for private line data transmission, such as local area networks, virtual private networks and wide area networks. They are experiencing intense services and pricing competition in providing Internet access.

As noted above, access charge revenues constitute a substantial part of Breda's consolidated revenues, and the regulation of access charge rates by the FCC and the IUB creates a material risk to Breda and its subsidiaries.

The National Exchange Carrier Association (NECA) has been delegated some authority by the FCC regarding the regulation of interstate access charge rates. On August 29, 2008, NECA filed its 2009 Modifications of the Average Schedule USAC High Cost Loop (HCL) support formula for companies that have less than 700 access lines per exchange. These revisions are made each year, but the projected 2009 impacts were much greater than previous years and would have more of a negative effect on average schedule companies, such as Breda. The modifications were effective on January 1, 2009. During each year the capped National Average Cost Per Loop (NACPL) adjusts upward because of quarterly data submissions by cost companies. Because of this upward adjustment in the NACPL, which serves as a base to determine the HCL for average schedule companies such as Breda, the payments to average schedule companies for all months of the year are reduced. Although cost per loop values for most of the average schedule companies are projected to increase, the payments to average schedule companies would be reduced, due to the cap on payments. The estimated HCL support paid to rural companies in 2009 was expected to decrease by $13.3 million. Breda experienced a decrease in its HCL support payments for 2009 of approximately $225,042, or 52.04%. Breda also experienced a decrease in its local switching support payments for 2009 of at least $17,305, or 8.16%.

In December 2008, NECA filed changes with the FCC to the NECA Tariff F.C.C. No. 5. It was determined that rates in the traffic sensitive switched access category would increase on average by 5.8%, and rates in the traffic sensitive special access category would increase on average by 6.3%. The FCC granted an effective date for these rates of July 1, 2009. Breda experienced a $160,082 decrease in its traffic sensitive settlements, or 15.5%, during the twelve-month period ended December 31, 2009.

Breda and its subsidiaries are also subject to risk regarding changes in intrastate access charge rates because concerns have been raised by the Iowa legislature and the IUB regarding intrastate rates, and whether alternative intrastate intercarrier compensation mechanisms should be investigated. Various individuals and consulting representatives have been analyzing and attempting to develop comments relating to a potential state universal service fund. The IUB had postponed comments until October 26, 2009, because there were a number of significant details that had not yet been discussed or determined by the IUB. On October 28, 2008, the ITA filed its comments on whether Iowa needs a state USF funding mechanism. In its filing, the ITA linked the state USF discussion with the tariff battle that consumed much of 2008 and reminded the IUB of the severe impact of proposed access reduction. The ITA noted that if access policy changes cause high-cost carriers, such as Breda, to be unable to recover their costs of providing intrastate services from increased local rates to the customer and reduced access charges, then a state USF would be necessary as a cost recovery mechanism.

The Iowa Telephone Association Access Service Tariff No. 1 (ITA Tariff) mirrors the NECA tariff in many respects for intrastate traffic. Breda concurs in this tariff and is therefore subject to the rates outlined in the ITA tariff. Prior to July 1, 2009, the intrastate rates that mirrored the NECA interstate rates that went into effect on July 1, 2007 were still being used by Breda and the other Iowa companies that concurred in the ITA tariff because while the ITA filed the September 1, 2007 tariff which was allowed to go into effect, it was later challenged by Sprint, Verizon and AT&T, and the intrastate rate changes were put on hold, and reverted back to the July 1, 2007 rates.

The IUB conducted a hearing on the July 1, 2007 ITA Intrastate Access Tariff on April 1 and 2, 2008. Sprint, Verizon and AT&T asked the IUB to reduce the intrastate access rates in the ITA tariff to the NECA interstate levels. Specifically, the interexchange carriers requested that the IUB eliminate the 1.5 cent transport interconnection charge, reduce the local switching charge by 1.9 cents, and eliminate the 3-cent common carrier line charge. The total requested reduction would have been 6.4 cents on each intrastate minute. The IUB issued a final order on May 30, 2008 where it directed the ITA to, within 30 days, remove the 1.5 cent transport interconnection rate element and to lower the local switching rate element to 2.4435 cents per minute to mirror the NECA interstate tariff rate. After various delays, the IUB ruling became effective on February 7, 2009, and Breda's access rate decreased 3.1 cents per minute for all intrastate access minutes. Breda estimates that the decrease in intrastate access rates decreased Breda's network access revenues by approximately $128,425 in 2009.

On May 31, 2009, the ITA received approval from the IUB to allow the intrastate access rates in the ITA tariff, and which mirror the NECA tariff, to be effective on the same date as the interstate rates in the NECA tariff, and effective on July 1, 2009, the intrastate access rates mirrored the interstate access rates, except for the 3-cent common carrier line charge as previously discussed.

In its final order on May 30, 2008, the IUB also stated that it would open a rule making to determine whether to eliminate the 3-cent common carrier line charge. On September 4, 2009, the IUB denied Sprint's request to start a rulemaking docket for the purpose of eliminating the carrier common line charge. The IUB noted that it would consider CCL in its docket on Universal Service. The IUB also noted that it was not concluding that CCL should necessarily be related to a possible universal service fund, only that the issues ought to be considered together.

Breda believes that further changes in access charges will likely occur, and that if any of the plans known today are adopted, as currently proposed, there will be substantial reductions in access revenues. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

Universal service funding is also an important part of Breda's consolidated revenues, and the regulation of universal service funding by the FCC is another area of material risk to Breda and its subsidiaries. On May 1, 2008, the FCC voted in favor of an interim cap on payments to competitive eligible telecommunications carriers under the USF High Cost funding program. Most CETC recipients are wireless carriers, and the FCC is attempting to slow the growth of payments to CETC's, which have grown from approximately $1.5 million in 2000 to more than $1 billion in 2007. On July 2, 2008, the Federal Register published the FCC order adopting an interim cap on USF payments to CETCs. The order became effective on August 1, 2008, and is still in place as of the date of this report. BTC does not receive USF high cost funding. Since BTC, Inc. is a competitive local exchange carrier in the Carroll, Iowa market, it is only eligible to receive high cost universal service funds if the incumbent local exchange carrier receives those funds. The incumbent local exchange carrier is Qwest, and Qwest does not receive universal service funding for the Carroll, Iowa market.

The universal service funds are also now being paid to more telecommunications providers than in the past. Breda anticipates that there may be changes in the future on how universal service funds are disbursed among the numerous eligible telecommunications providers.

Breda believes that federal universal service fund criteria will continue to change, but Breda is unable to determine estimated time frames or estimated financial ramifications of all of the provisions as of the date of this report. The decrease in intrastate access rates implemented by the IUB on February 7, 2009, and the changes being implemented on the federal level with the federal universal service fund, have caused Breda and its representative industry members to study the feasibility of a state universal service fund. Given the preliminary nature of these studies and discussions, however, Breda is not able to estimate what financial ramifications, if any, could come from such a fund.

Breda believes it is likely that the discussion of a state universal service fund will need to be coordinated with emerging FCC developments. The FCC has announced it will issue additional guidance on its plans for the universal service fund in the spring of 2010, or shortly after it releases its National Broadband Plan in March 2010. On November 13, 2009, the FCC issued a public notice seeking comments relating to specific policy issues relating to USF and the broadband plan. While various industry organizations have compiled data and worked on this issue since 2003, no final plan had been adopted on a statewide level. Since access charge revenues constitute a substantial portion of Breda's total consolidated revenues, this is an area of material risk to Breda and its subsidiaries.

The FCC distributed a summary paper within its department on March 4, 2010 which noted some proposed changes to the current universal service and intercarrier compensation regimes that would redirect investment towards broadband. Some of the proposals that would be included in the National Broadband Plan would:

a. Over time, transform the current high-cost USF program into a new Connect America Fund (with at most one recipient) and a new Mobility Fund, and at the end of a transition period, the fund for the current high cost fund would be eliminated,

b. Eliminate inefficient spending in the current high cost fund to free up resources for the new funds. This would include phasing down CETC support,

c. Reduce intrastate access levels to interstate rates over time, and consider the lost access revenues in calculating the Connect America Fund,

d. Expand Low Income universal service support to broadband, and

e. Broaden the USF contribution.

The FCC delivered the National Broadband Plan to Congress on March 17, 2010, and the plan sets forth broadband goals for the nation, and reports on the current state of broadband deployment and adoption. For the recommendations that are addressed to the FCC as opposed to Congress or state or local governments, the FCC will publish an implementation schedule and begin or complete rulemakings, subject to normal FCC procedures. As noted previously, Breda believes these proposed adjustments will affect the intercarrier compensation and universal service regimes and could have a significant negative effect on Breda's future revenue streams.

In early October 2008, Verizon and AT&T submitted a proposal to the FCC that would, among other things, establish a unified $.0007 terminating access rate for all rate of return carriers, like Breda, and would apply to all traffic exchanged with or on the public switched telephone network, including IP based traffic. The $.0007 access proposal by Verizon and AT&T would have relieved Verizon, AT&T and other larger carriers of more than $8 billion in annual access and intercarrier compensation responsibilities. Most small telephone company costs are above five cents per minute to provide this service on their volume of minutes, and Breda is no exception. This proposal has the potential to cripple the rural telephone industry. As noted previously the FCC proposes to incorporate intercarrier compensation as part of its review of its broadband plan.

Phantom traffic is another issue related to intercarrier compensation. Studies have shown that a sizable portion (sometimes up to 20-30%) of traffic now terminating on ILEC switches is being delivered in a form in which billing information is absent, lost, stripped or altered. Studies have also shown that ILEC's, such as Breda, could be losing between 10-15% of revenue as a result of phantom traffic. Another problem is that even when the originating service provider of the phantom traffic is discovered, it is difficult to get proper payment from the provider, in part because there are no penalties imposed for failing to make payment. Breda and other carriers believe that penalty and arbitration provisions should also be implemented in addition to the proposed "truth in labeling" requirements. The Iowa Telecommunications Association "Qwest Committee" is also working with Qwest to address the issue of phantom traffic that traverses its network, and for which Qwest refuses to pay terminating access charges to ILEC's. No final resolution had come out of these efforts as of the date of this report.

BTC, Inc. filed a collection actions suit on October 29, 2009 against Sprint regarding payment of access revenue for conference bridging services. Breda continues to individually attempt to negotiate settlement agreements with carriers disputing the volume of minutes and the interstate and intrastate switched access charges billed to them by BTC, Inc. BTC, Inc. is working with legal counsel for assistance in its collection actions against the various carriers that are withholding network access service revenues. In addition to working with legal and industry consultants on collection actions, BTC, Inc. is also monitoring the outcome of the various court proceedings in Iowa, Minnesota, and New York, as well as oral arguments and proceedings before the FCC and the IUB. While BTC, Inc.'s situation is not identical to these proceedings, some of the rulings will be applicable to BTC, Inc.'s situation. The FCC has ruled in prior cases involving carrier non-payment of access charges that carriers could not take these kinds of "self-help" actions and could not block traffic traversing their networks.

On September 18, 2009, the IUB filed an Order Initiating a Rule Making to consider proposed amendments to its rules to address High Volume Access Service (HVAS) and the effect HVAS can have on a telco's revenues from intrastate switched access services. The IUB has concluded that HVAS calls cannot be billed for access services pursuant to an association tariff, such as the ITA tariff in which Breda concurs, because of their fact-sensitive and individualized nature. The IUB is looking to require telcos providing HVAS to file an individual tariff for that service. The telcos would continue to concur in an association tariff for all other access services. The IUB outlined various other provisions regarding HVAS and requested comments by October 27, 2009. Oral presentation on the proposed rules were scheduled for December 8, 2009. At that proceeding, the IUB allowed for additional comments to be filed by January 29, 2010. No further updates were available as of the date of this report.

In an order released November 23, 2009, the FCC reversed its earlier ruling in a dispute between Qwest and Farmers of Wayland. The October 2, 2007 FCC Order had stated that the conference calling companies were end users, and that Farmers could charge access rates. The FCC ruled November 23, 2009 that new evidence produced in this proceeding indicated that conference calling companies never subscribed to the services offered under the tariff, and therefore were neither customers nor end users within the meaning of the tariff, and the telephone company could not charge switched access charges under the terms of their tariff. No further updates were available as of the date of this report regarding any ensuing legal challenges to these rulings.

The Deficit Reduction Omnibus Reconciliation Act of 2005 included the digital television transition legislation. The Act established February 17, 2009 as the deadline for broadcasters to transition from analog to digital spectrum, but in February 2009, a bill was passed that postponed the DTV transition until June 12, 2009. All of Tele-Services' cable service systems are analog systems. Tele-Services has installed the equipment in each of its cable TV communities to receive and convert the digital signal to an analog signal, and is in compliance with all requirements of the Deficit Reduction Omnibus Reconciliation Act of 2005. If Tele-Services were to provide total digital transmission of all programming, it would require significant upgrades to Tele-Services' plant, equipment, and cables.

As noted previously, Tele-Services sold seven of its southern Iowa cable television systems, and its Beaver Lake, Nebraska system on July 1, 2009. This sale affected approximately 1,146 customers. Tele-Services also turned down three of its smallest communities in second quarter 2008, and sold two additional communities in the fourth quarter 2008. With its purchase of the Macedonia, Iowa, cable television system on August 1, 2009, Tele-Services now serves approximately six hundred nineteen subscribers in six Iowa communities.

BTC utilized the Statewide Cable Franchise Bill by filing an Application for Certificate of Franchise Authority with the IUB on March 19, 2009. BTC received IUB approval on April 8, 2009 to provide video services to the city of Carroll, Iowa as part of its fiber-to-the-home project. BTC received RUS release of loan funds approval on March 13, 2009 for this project. The construction phase of the fiber to the home overbuild project in Carroll, Iowa, began in early September 2009. It is anticipated that the project will be completed within two years.

The American Recovery and Reinvestment Act (ARRA) of 2009 was signed into law by President Obama on February 17, 2009, which included the Broadband Technology Opportunities Program (BTOP) and the Broadband Initiatives Program (BIP). The National Telecommunications and Information Administration (NTIA) and the United States Department of Agriculture's (USDA) Rural Utilities Service (RUS) jointly issued a Notice of Funds Availability (NOFA) and solicitation of applications on July 1, 2009, describing the availability of funds and application requirements for the broadband initiatives contained in the ARRA. The BTOP was funded at $4.7 billion and provides grants to support the deployment of broadband infrastructure in unserved and underserved areas, to enhance broadband capacity at public computer centers, and to encourage sustainable adoption of broadband service. The intent is for these projects to then spur job creation and stimulate long-term economic growth and opportunity per the ARRA objectives.

The requirements to determine eligibility for applications for unserved areas and underserved areas (last mile projects and middle mile projects) involved specific data for contiguous census blocks where minimum percentages of households in the proposed funded service area lacked access to minimum broadband speeds. One of the other requirements, that there be a sustainable business plan for the proposed project, was a major obstacle for Breda as it evaluated its options under these programs. Breda subsequently determined to stop its application processes for these funds.

On September 9, 2009, when the NTIA launched its initial, searchable database of the broadband applications, it was determined that already roughly 40 applications were filed whose project descriptions referenced Iowa or whose application listed Iowa as the applicant's home-state address, and whose applications covered hundreds of Iowa communities, many of which are already served by telephone companies such as Breda. Breda, along with other Iowa telcos, subsequently had to review each application with Iowa references, and to exercise their right to object to applications that were seeking funding in their existing service areas. These objections were especially important when those applications contained misstatements or errors about whether or not broadband service was available.

Changes were made to both the NTIA and RUS programs before the rules were announced for the second round of broadband stimulus applications due March 26, 2010. The RUS will concentrate on last mile projects and removed the "underserved area" definition. NTIA will focus on "middle-mile" projects. Breda has now determined to file, and is completing its application for a combination grant and broadband loan request for its Breda and Lidderdale exchanges.

Other miscellaneous sources of revenue are discussed in the financial statements included at the end of this annual report.

The following table reflects, on a consolidated basis for Breda and its subsidiaries, the approximate percentage of Breda's and its subsidiaries' aggregate revenue which was derived from the three segments described above and from investments as of the close of each of the past three fiscal years:

	2009	2008	2007
Local exchange carrier (1)	87.3%	85.8%	86.9%
Broadcast (2)	4.2%	6.8%	6.8%
Internet service provider (3)	8.5%	7.4%	6.3%
	100.0%	100.0%	100.0%

(1) This segment includes (i) flat monthly fees charged to subscribers by Breda, Prairie Telephone, Westside Independent and BTC, Inc. for basic local telephone services, (ii) universal services funding amounts and access charges payable by long distance carriers

for intrastate and interstate exchange services provided to those long distance carriers, (iii) fees from long distance providers for billing and collection services for long distance calls made by subscribers, (iv) per minute rates and calling plans rates for long distance services, and (v) monthly cellular commissions, advertising fees, and miscellaneous revenues.

(2) This segment includes monthly fees charged for basic and premium cable services.

(3) This segment includes monthly fees charged for Internet services.

Twelve Months Ended December 31, 2009 and 2008

The following table sets forth the components of Breda's revenues for the twelve months ended December 31, 2009, compared to the same period in 2008.

	Years Ended December 31,		Change	
	2009	2008	Amount	Percent
OPERATING REVENUES				
Local Exchange Carrier				
Local network services	$ 1,071,472	$ 935,396	$ 136,076	14.5%
Network access services	4,799,735	7,892,827	(3,093,092)	-39.2%
Long distance services	250,285	269,347	(19,062)	-7.1%
Cellular services	1,670,382	1,725,510	(55,128)	-3.2%
Uncollectibles	(88,691)	(2,750,042)	2,661,351	-96.8%
Miscellaneous	213,865	249,677	(35,812)	-14.3%
	$ 7,917,048	$ 8,322,715	$ (405,667)	-4.9%
Broadcast Services	$ 382,498	$ 651,163	$ (268,665)	-41.3%
Internet services	$ 770,220	$ 713,359	$ 56,861	8.0%
	$ 9,069,766	$ 9,687,237	$ (617,471)	-6.4%

There was an decrease in total operating revenues for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, of $617,471, or 6.4%.

Local Exchange Carrier Services – ($405,667)

Local exchange carrier services revenues accounted for 87.3% of all operating revenues in the twelve-month period ended December 31, 2009. There was a $405,667, or 4.9%, decrease in local exchange carrier services revenues for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008.

Local network services revenues increased $136,076, or 14.5%, for the twelve months ended December 31, 2009, as compared to the same period in 2008, primarily because of the increased number of customers taking phone service from BTC, Inc. in Carroll, Iowa. While the CLEC operation shows growth in its subscriber base, Breda is experiencing declines in the subscriber bases of its rural ILEC exchanges. Breda also implemented a $3.50 per month rate increase for its customers in its Breda, Lidderdale and Westside exchanges who subscribe to local phone service. The rate increase became effective on February 1, 2009, and the increase affected approximately 1,145 customers.

Network access services decreased $3,093,092, or 39.2%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. This decrease mainly resulted from decreased terminating access revenues received from traffic delivered to Breda's conference bridge in Carroll, Iowa. Breda has contracted with a conference bridge vendor for the transport of long distance calls over Breda's networks. Breda initially began billing for these services in September 2006, and began billing for additional conference bridge services in March 2007. Breda's conference bridge services generated approximately $2,494,401 of access revenue for the twelve-month period ended December 31, 2009, compared to approximately $4,957,310 for the twelve-month period ended December 31, 2008. The conference bridge services minutes of use decreased by approximately 15,069,213 when comparing the twelve-month period ended December 31, 2009, with the twelve-month period ended December 31, 2008. Breda's provider of conference bridge minutes decreased the volume of traffic it was sending to the conference bridges in Breda's location while negotiations were underway with interexchange carriers on the payment of access revenue for this traffic. Breda has negotiated settlement agreements with its main carriers such as AT&T and Verizon, and the access rates included in the access revenue for its conference bridge traffic for the twelve months ended December 31, 2009, reflects discounted rates based on volume, instead of Breda's normal access tariff rates. The settlement rates reflect an approximate 70% discount from Breda's tariffed rates.

Breda's access revenue has also been adversely affected by the Iowa Utilities Board's ruling which became effective on February 9, 2009, and which decreased the intrastate access rate on all intrastate minutes by 3.1 cents per minute. Breda estimates that this reduction in intrastate access rates resulted in an approximate $128,425 decrease in network access revenue for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008.

Breda also experienced a decrease in 2009 for its high cost loop support payment. The National Exchange Carriers Association filed its 2009 Modification of the Average Schedule Universal Service High Cost Loop Support Formula with the FCC on August 29, 2008, which was accepted by the FCC, and became effective on January 1, 2009. The filing resulted in modifications to the formula used to calculate interstate universal service fund high cost loop expense adjustments for average schedule companies. Breda estimates that the reduction in this universal service fund payment during the twelve months ended December 31, 2009 was approximately $239,891. Breda estimates that the $239,891 universal service fund payments decrease, combined with the NECA settlement payments decrease, totaled approximately a $370,869 decrease in payments when comparing the two twelve-month periods. The remaining decrease in access revenue was caused by an overall decrease in the long distance minutes of use generated by customers using Breda's network to originate or terminate long distance calls.

Breda continues to add customers to its Carroll, Iowa, CLEC customer base, and therefore also to its long distance services customer base. These customers generate access revenue when they use Breda's networks to make long distance calls. However, as noted previously, more customers are using their wireless plans to make long distance calls, so Breda's overall toll minutes on which access revenue is generated continues to decrease.

Breda's long distance services revenue decreased $19,062, or 7.1%, for the twelve months ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Breda experienced a 3.6% increase in its long distance customer base when comparing the two periods, and the increase has helped offset a general decrease in the average minutes used by each customer on a monthly basis. Breda's long distance minutes of use decreased 6.8% when comparing the two twelve-month periods. Breda has received a good response to its package offerings that include local and long distance service from both residential and business customers. Breda believes that the decrease in the average minutes used by customers arises from the industry wide trend of subscriber's using their cell phones rather than using their local telephone provider to make long distance calls.

Cellular services decreased $55,128, or 3.2%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Breda's cellular customer activations decreased 6.0% during the twelve-month period ended December 31, 2009 when compared to the twelve-month period ended December 31, 2008, and is the reason for the decreased revenue when comparing the two twelve-month periods.

Uncollectibles decreased $2,661,351, or 96.8%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. The decrease is mainly attributable to the decrease in allowance for doubtful interexchange carrier accounts taken by Breda for estimated uncollectible conference bridge network access revenues. Breda has entered into settlement agreements with some of its major carriers such as AT&T and Verizon for the payment of access revenue on conference bridge services. These negotiated rates are discounted for volume, which decreased uncollectibles because there is no longer an estimated amount booked for the difference in Breda's access rates versus the anticipated settlement rate. Breda had set up the allowance because historically carriers have received concessions in payment disputes, which allow them to pay only a portion of what they owe to telephone companies.

Miscellaneous revenues decreased $35,812, or 14.3%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Other nonregulated services revenue decreased $16,224, or 25.4%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, and is mainly attributable to the decrease in the number of phone systems sold and an overall decrease in customer premise equipment rental. Roaming revenue for wireless minutes of service decreased $12,948, or 29.1%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, and is the result of the lower rates negotiated on roaming agreements for Breda's subsidiary, Carroll County Wireless, LLC. In 2008 Breda recorded a miscellaneous payment from MCI in the amount of $9,511 for the settlement of outstanding carrier bankruptcy activities from prior years, and for which there was no corresponding revenue for the twelve-month period ended December 31, 2009. The remaining increases in miscellaneous revenues when comparing the twelve-month period ended

December 31, 2009 to the twelve-month period ended December 31, 2008 resulted from increases in directory listing services and rent revenue.

Broadcast Services – ($268,665)

Broadcast services revenue decreased $268,665, or 41.3%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. The broadcast services revenue decrease is attributable to the decrease in the number of cable TV subscribers between the two twelve-month periods. Tele-Services discontinued operations in the three small cable TV communities of Bayard, Lohrville and Thurman in the second quarter of 2008. Tele-Services also sold its cable TV properties in the Iowa communities of Churdan and Grand Junction in the fourth quarter of 2008. Tele-Services sold seven of its southern Iowa cable television systems and its Beaver Lake, Nebraska cable television system on July 1, 2009. The latter sale affected approximately 1,146 customers. On August 1, 2009, Tele-Services purchased the cable television system for Macedonia, Iowa. This purchase added approximately 68 customers to Tele-Services' customer base. Most of those cable television customers already received telephone service from Breda. Breda was providing cable TV service to 619 subscribers as of December 31, 2009, compared to 1,757 customers on December 31, 2008.

Internet Services – $56,861

Internet services revenue increased $56,861, or 8.0%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Breda experienced a decrease of 36.2% in its dial-up customer base and a 26.3% increase in its high-speed Internet customer base when comparing the two twelve-month periods. The decrease in dialup Internet customers is the result of the intense competition by multiple suppliers in the Carroll, Iowa market area, and the migration of customers to high speed Internet because of an overall decrease in the price for high speed Internet. Breda is gaining high-speed Internet customers in the Carroll, Iowa area because BTC, Inc. is offering bundled services packages that include Internet services, as well as local telephone and other communication services. On November 1, 2008, Breda implemented both lowered rates and increased bandwidth for its residential customers in Carroll, Iowa. All current customers receiving 256K on that date began receiving 1 MB of bandwidth, and all customers receiving 1 MB of bandwidth began receiving 3 MB of bandwidth on that date. On November 1, 2008, residential pricing for 1 MB of service dropped from $47.99 per month to $29.99 per month. In July 2009, Breda added bandwidth options between 3MB and 10 MB for its customers in Breda, Iowa. On November 1, 2009, Breda began offering 3MB and 5MB high-speed Internet options in its ILEC communities of Macedonia, Farragut, Lidderdale, Pacific Junction and Westside, Iowa.

OPERATING EXPENSES

The table below sets forth the components of Breda's operating costs for the twelve months ended December 31, 2009, compared to the same period in 2008.

	Years Ended December 31,		Change	
	2009	2008	Amount	Percent
OPERATING EXPENSES				
Cost of services				
Plant specific operations	$ 2,095,828	$ 2,363,759	$ (267,931)	-11.3%
Plant nonspecific operations	437,875	395,325	42,550	10.8%
Cost of long distance	198,797	224,453	(25,656)	-11.4%
Cost of cellular	1,251,212	1,344,373	(93,161)	-6.9%
Cost of internet	260,572	454,821	(194,249)	-42.7%
Cost of programming	306,359	443,767	(137,408)	-31.0%
Total cost of services	$ 4,550,643	$ 5,226,498	$ (675,855)	-12.9%
Depreciation and amortization	$ 1,040,454	$ 979,478	$ 60,976	6.2%
Selling, general and administrative				
Customer operations	$ 808,754	$ 869,553	$ (60,799)	-7.0%
Corporate operations	1,595,269	1,292,715	302,554	23.4%
General taxes	106,269	205,304	(99,035)	-48.2%
Total selling, general and administrative	$ 2,510,292	$ 2,367,572	$ 142,720	6.0%
	$ 8,101,389	$ 8,573,548	$ (472,159)	-5.5%

Cost of Services – ($675,855)

Cost of services decreased $675,855, or 12.9%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Plant specific operations decreased $267,931, or 11.3%, with $193,560 of the decrease mainly attributable to a decrease in the marketing and provisioning costs to provide conference bridging services. Marketing fees are dependent on both the volume of the minutes and the revenue received for the minutes. As noted previously, Breda has finalized settlement agreements with some of the carriers for discounted rates. The conference bridge provisioning expense decreased because of both rate and volume decreases arising out of those settlements. Other plant specific costs that decreased when comparing the two twelve-month periods ended December 31, 2009, and December 31, 2008, were costs to provision non-regulated services such as key systems and customer premise equipment, outside plant maintenance and repairs, central office repairs and maintenance. Education and training expense increased approximately $11,136 when comparing the two twelve-month periods and resulted from specialized training on new central office and other equipment installed in upgrading Breda's networks and in conjunction with its fiber-to-the-home project in the Carroll, Iowa market.

Plant nonspecific operations increased $42,550, or 10.8%, due mainly to increased postage, utility, testing and provisioning costs. Testing expense increased $27,924 when comparing the two twelve-month periods ended December 31, 2009, and December 31, 2008, and is preparatory work for Breda's fiber-to-the-home roll-out after construction is completed in late 2010 or early 2011.

Long distance provisioning costs decreased $25,656, or 11.4%, and reflects the decrease in overall minutes even though the rate per minute costs that Breda must pay to its brokers to provide long distance services to its customers continues to increase. Breda had a 3.6% increase in customers subscribing to Breda's long distance services for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, but its long distance minutes of use per customer decreased 9.9% when comparing these two twelve-month periods.

Cellular provisioning costs, which includes the purchase of phones and accessories, and labor costs, decreased $93,161, or 6.9%, and reflects the decreased cost of equipment and accessories to serve the 6.0% decrease in the cellular customers for the twelve-month period ended December 31, 2009 when compared to the twelve-month period ended December 31, 2008.

Internet provisioning costs decreased $194,249, or 42.7%, during the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. This decrease resulted from Breda's upgrade of its network and its ability to provision its Internet services over Ethernet, which not only allows Breda to provision at a lower cost, but because of its increased bandwidth capabilities, Breda can also provision many more customers on these facilities without having to expand its capacity.

As noted previously, Tele-Services' sold two of its cable TV communities and turned down three other cable TV communities in 2008. Tele-Services also sold seven of its remaining cable TV communities on July 1, 2009. The decrease in the number of cable TV customers due to those actions is reflected in the programming fees which decreased $137,408, or 31.0%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Even though Tele-Services is a member of an industry programming purchasing group, Tele-Services continues to see significant increases in the programming rates paid by Tele-Services in order to offer its cable TV offerings. Tele-Services also began paying retransmission agreement fees on January 1, 2009, for local broadcast stations. Those fees are included in the programming fees for the twelve-month period ended December 31, 2009, but there are no corresponding fees in the twelve-month period ended December 31, 2008.

Depreciation and Amortization – $60,976

Depreciation and amortization expense increased $60,976, or 6.2%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Breda had significant capital investments in outside plant equipment, switches and in new financial and provisioning software during 2007 and 2008. The depreciation on some of these items is reflected in the twelve-month period ended December 31, 2009, but was not applicable to the twelve-month period ended December 31, 2008.

Selling, General and Administration – $142,720

Selling, general and administration expenses increased $142,720, or 6.0%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. Customer operations decreased $60,799, or 7.0%, for the twelve-month period ended December 31, 2009 when compared to the twelve-month period ended December 31, 2008, and mainly resulted from decreased wages and benefits when a full time position was not replaced when it became vacant.

Corporate operations increased $302,554, or 23.4%, when comparing the twelve-month periods. Breda hired outside consultants to facilitate the risk assessment, documentation, testing, and implementation of its SEC-mandated internal control program for both financial controls and information technology controls. Breda had legal and consulting fees associated with strategic planning opportunities regarding its investment in Alpine Communications, L.C., Hilbert Communications, LLC, the 700 MHz auction, its fiber to the home project in Carroll, as well as its strategic planning for its own operations in 2009. There was an increase of approximately $192,000 in legal, accounting and consulting costs when comparing the two twelve-month periods. Breda also added a full-time IT staff member in the latter part of September 2009, for which there would be no personnel costs for the twelve-month period ended December 31, 2008.

Property and general taxes expense decreased $99,035, or 48.2%, when comparing the twelve-month period ended December 31, 2009 to the twelve-month period ended December 31, 2008. The decrease resulted in part from the decrease in property subject to property tax as a result of the sale of some of Tele-Services' cable television properties. Any increase or decrease in property tax expense is based on the annual valuation assessments received each year from the county assessors.

OTHER INCOME (EXPENSE)

The table below sets forth the components of other income (expense) for the twelve-month period ended December 31, 2009, compared to the same period in 2008.

	Years Ended December 31,		Change	
	2009	2008	Amount	Percent
OTHER INCOME (EXPENSE)				
Interest and dividend income	$ 391,559	$ 442,989	$ (51,430)	-11.6%
Gain on sale of investments	7,513	6,018	1,495	24.8%
Gain or (Loss) on disposal of assets	(71,883)	15,561	(87,444)	-561.9%
Interest expense	(26,321)	(77,354)	51,033	-66.0%
Income from equity investments	1,827,141	1,749,349	77,792	4.4%
Gain or (Loss) on impairment of note receivabl	445,253	(443,013)	888,266	200.5%
Other, net	(39,770)	(45,717)	5,947	13.0%
	$ 2,533,492	$ 1,647,833	$ 885,659	53.7%

Interest and Dividend Income. Interest and dividend income decreased $51,430, or 11.6%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. This decrease in interest and dividend income was due mainly to decreased interest rates on both temporary investments and marketable securities on which Breda generates interest income. Interest income decreased $70,640 when comparing the two twelve-month periods. Two of Breda's subsidiaries, Prairie Telephone and Westside Independent, received dividends totaling $136,420 from their investment in Iowa Network Services during the twelve-month period ending December 31, 2009, and for which the corresponding income during the twelve-month period ended December 31, 2008 was $112,343. The dividend income increased $19,211 when comparing the two twelve-month periods. Breda had also generated some interest income on its outstanding notes receivable in 2008.

Gain or (loss) on sale of investments. Both the $7,513 gain on sale of investments for the twelve-month period ended December 31, 2009, and the $6,018 gain on sale of investments for the twelve-month period ended December 31, 2008, represent the gain on the redemption of temporary investments.

Gain or (loss) on disposal of assets. The $71,883 loss on disposal of assets for the twelve-month period ended December 31, 2009, was a combination of the approximate $57,000 loss on the sale of the Tele-Services cable TV properties, the approximately $14,000 loss on the retirement of two DMS 10 switches after the installation of two new soft switches, and the net gains and losses on the sale of service vehicles and other central office fiber cards and shelves. The $15,561 gain on disposal of assets for the twelve-month period ended December 31, 2008, resulted from the sale of service vehicles, and the sale of the Tele-Services cable TV properties in Grand Junction and Churdan.

Interest Expense. The $51,033, or 66.0%, decrease in interest expense for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, is the result of the reduction of the Rural Telephone Finance Cooperative loan balance on which interest is calculated because of the payment of the scheduled principal payments on the loan, and the final prepayment of all remaining principal on April 30, 2009. The interest rate on the RTFC loan was fixed at 7.35% for a 10-year period which ended on July 17, 2008. The RTFC loan reverted to a variable rate loan on that date. Interest accrued at the rate of 6.5% for the time period of July 17, 2008 through September 30, 2008, and accrued at the rate of 7.0% for time period of October 1, 2008 through April 30, 2009 when the loan was paid in full. A prepayment fee of $4,513.01 was paid in addition to the interest and principal on April 30, 2009.

Income from Equity Investments. Income from equity investments increased $77,792, or 4.4%, for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008. The equity investments income shown on Breda's financial statements is Breda's pro-rata share of the net income or net loss of each equity investment, based on Breda's percentage of ownership in each equity investment. The increase in income from equity investments reported on Breda's income statement for the twelve-month period ended December 31, 2009 is a reflection of the net increases and decreases in the net income of Breda's equity investments. Most of Breda's equity investments are in cellular partnerships. Some of these cellular investments now receive universal service funding, which has increased their overall operating revenue. An additional source of income from equity investments arises from Breda's ownership interest in Alpine Communications, L.C., an operating telephone company in northeastern Iowa, and in Hilbert Communications, LLC, a telecommunications and information technology services company operating in Wisconsin and Illinois. Hilbert Communications, LLC includes the operations of Bug Tussel, LLC, a wireless cell site provider, and of Spiralight Network, LLC, a fiber optic network provider in rural areas of Wisconsin and Illinois. Prairie Telephone and all unit holders in Spiralight Network, L.L.C. and in Bug Tussel Wireless, L.L.C., in addition to all of the unit holders in various other telecommunications entities, executed an Exchange Agreement with Hilbert Communications, LLC, whereby Prairie

Telephone and the other investors received newly issued units in Hilbert Communications, LLC in exchange for the units they owned in the various related telecommunications entities. The transaction with Hilbert Communications, LLC was effective as of January 15, 2009. Prairie Telephone owned 8.5% of Hilbert Communications, LLC until July 1, 2009. On that date, additional investors were issued units in Hilbert Communications, LLC, which reduced Prairie Telephone's ownership interest in Hilbert Communications, LLC from 8.5% to 6.87%. Additional investors were issued units in Hilbert Communications, LLC on July 10, 2009, and again on December 31, 2009, which reduced Prairie Telephone's ownership interest in Hilbert Communications, LLC to 6.32% on December 31, 2009.

Gain on Impairment of Note Receivable. There was a $445,253 gain on impairment of note receivable for the twelve-month period ended December 31, 2009, and for which there was a $443,013 loss for twelve-month period ended December 31, 2008. Breda had a note receivable with Spiralight Networks dated October 1, 2007, which carried an interest rate of 8.5%. Breda had recorded an impairment on this note in 2008 in the amount of $445,253. Breda received payment in full on July 2, 2009 for the Spiralight Networks note receivable.

Other, net. The $5,947, or 13.0%, increase in other net income for the twelve-month period ended December 31, 2009, when compared to the twelve-month period ended December 31, 2008, is mainly attributable to the change in partnership-related costs.

Income Tax Expense. Income taxes increased $168,036, or 20.2%, for the twelve-month period ended December 31, 2009, when compared to the same period in 2008. The effective tax rate in 2009 is 28.51%, compared to a 30.07% tax rate in 2008. The effective tax rate differs from the U.S. statutory rate due to state income taxes, and the proportion of income from investments which are exempt from income tax.

Net Income. Net income increased $577,377, or 29.9%, for the twelve-month period ended December 31, 2009, when compared to the same period in 2008.

Liquidity and Capital Resources

Breda's short-term and long-term liquidity requirements arise primarily from the following: operations and working capital requirements; capital expenditures; interest payments on any bank or other financing; dividend payments on Breda's common stock; redemption of Breda's common stock; and potential industry-related acquisitions or investments.

Breda intends to fund the operations, working capital requirements, capital expenditures, interest payments, dividend payments, and stock redemptions from cash from operations. Breda also intends to fund any smaller industry-related acquisitions or investments from cash from operations. For the twelve months ended December 31, 2009 and December 31, 2008, cash provided by operating activities was $4,586,371 and $2,781,972 respectively.

To fund any significant future acquisitions or investments, Breda would consider the redemption of its short-term and long-term marketable securities investments; the use of its revolving lines of credit with the Rural Telephone Finance Cooperative; or the addition of long-term debt from industry lenders. Breda presently has an unused line of credit with the Rural Telephone Finance Cooperative of $1,500,000, and Prairie Telephone has an unused line of credit with the Rural Telephone Finance Cooperative of $500,000. Breda believes that its present revenues would be able to sustain the costs of additional debt if the need arose. All potential acquisitions or investments will, however, be evaluated on their own merits for, among other things, potential cash and revenue production, and if the potential return on investment will be sufficient to incur the additional debt. As noted previously, Breda began a fiber overbuild of the Carroll, Iowa non-rural market in September 2009. Breda is financing that project with a $10,000,000 broadband loan from Rural Utilities Services.

Breda has historically funded its operations and capital expenditure requirements primarily from cash from operations. The following table summarizes Breda's short-term liquidity, as of December 31, 2009, and December 31, 2008.

	As of	
	December 31, 2009	December 31, 2008 (Restated)
Short-Term Liquidity		
Current Assets	$ 9,429,328	$ 6,833,241
Current Liabilities	2,400,215	2,268,808
Net Working Capital	$ 7,029,113	$ 4,564,433
Cash and Cash Equivalents	$ 4,987,960	$ 1,317,462
Short Term Marketable Securities	$ 490,724	$ 604,435
Available on Line of Credit	$ 2,000,000	$ 2,000,000

Current assets increased $2,596,087, or 38.0%, for the twelve-month period ended December 31, 2009, when compared to the twelve month period ended December 31, 2008. There was a $3,556,787 increase in cash, cash equivalents, and marketable securities, which resulted mainly from Breda's receipt of settlement payments from access carriers. There was also a corresponding decrease of $1,362,157 in accounts receivable, which was due to the settlement agreement reached with AT&T and Verizon for payments regarding conference bridge access services. There was a $904,500 increase in prepaid income taxes. Breda had a decrease of $73,759 in notes receivable upon Breda's receipt of payment in full for the $480,000 Spiralight Network, LLC note receivable in July 2009. Prior to December 31, 2009, Breda held a $480,000 promissory note, less allowance of $445,253, from its unconsolidated affiliate, Spiralight Network, LLC, which earned interest at the rate of 8.5% per annum. As part of the Exchange Agreement effected January 16, 2009, Breda's units in Spiralight Network, LLC were exchanged for units in Hilbert Communications, LLC and Breda's $480,000 promissory note from Spiralight Network, LLC became the obligation of Hilbert Communications, LLC. On July 6, 2009 Breda received payment in full of the $480,000 promissory note plus accrued interest of $20,955.56.

Current liabilities increased $131,407, or 5.8%, for the twelve-month period ended December 31, 2009, when compared to the year ended December 31, 2008. Accounts payable increased $339,787, or 19.4%, when comparing the two periods, which is mainly attributable to a net increase from combining a decrease in the amount incurred as of December 31, 2009 for the provisioning of conference bridge services as compared to the amounts incurred for those services as of December 31, 2008, and an increase in outstanding construction expenditures from

Breda's fiber-to-the-home overbuild project in Carroll, Iowa. Accrued taxes decreased $34,203, or 17.8%, for the twelve-month period ended December 31, 2009, when compared to the year ended December 31, 2008. The decrease in accrued taxes was primarily the result of the decrease in federal and state income taxes payable due to the ongoing decreased revenue received pursuant to the conference bridge settlement agreements. There was also an increase in other accrued liabilities of $12,186, or 9.8%, for the twelve-month period ended December 31, 2009, when compared to other current liabilities for the period ended December 31, 2008. The increase in other accrued liabilities is mainly attributable to an increase in accrued payroll for the twelve-month period ended December 31, 2009, when compared with the year ended December 31, 2008.

The following table summarizes Breda's sources and uses of cash for the twelve months ended December 31, 2009 and 2008.

	For the Years Ended December 31,	
	2009	2008 (Restated)
Net Cash Provided (Used)		
Operating Activities	$ 4,586,371	$ 2,781,972
Investing Activities	(1,280,289)	(2,166,231)
Financing Activities	364,416	(473,363)

For the twelve months ended December 31, 2009 and 2008, cash provided by operating activities was $4,586,371 and $2,781,972, respectively.

Cash used in investing activities was $1,280,289 for the twelve-month period ended December 31, 2009, as compared to $2,166,231 for the twelve-month period ended December 31, 2008. Capital expenditures for the twelve-month period ended December 31, 2009 were $2,114,856, and were $2,763,749 for the same period in 2008. The purchase of an additional one-third equity interest in Carroll County Wireless, LLC for $90,000 is shown as Purchase of Investment in Subsidiary for the twelve-month period ended December 31, 2009. The $15,500 Purchase of Equity Investment for the twelve-month period ended December 31, 2009 included a $7,500 capital call for Guthrie Group, LLC and an $8,000 capital call for Quad County. During the twelve-month period ended December 31, 2008, Breda a) purchased a 25% interest in the Telephone Acquisition Company for $720,000, which in turn purchased Swisher Telephone Company; b) purchased additional equity interest in Alpine Communications for $700,000, and c) contributed $2,000 to a capital call for Guthrie Group, LLC. Swisher Telephone was subsequently sold to South Slope Coop Communications by year end December 31, 2008. The purchase of marketable securities was $598,466 for the twelve-month period ended December 31, 2009, and was $419,433 for the twelve-month period ended December 31, 2008. Proceeds from the sale of marketable securities were $899,975 in the twelve-month period ended December 31, 2009, and were $2,192,168 in the twelve-month period ended December 31, 2008. As noted previously in this filing, Prairie Telephone received payment on its note receivable from Spiralight Network, LLC, in the amount of $519,011 during the twelve-month period ended December 31, 2009.

Cash provided by financing activities was $364,416 for the twelve-month period ended December 31, 2009, and cash used in financing activities was $473,363 for the twelve-month period ended December 31, 2008. During the twelve-month period ended December 31, 2009, cash was used to repay in full the remaining $951,495 of long-term RTFC debt. During 2009 BTC, Inc. received advances of $1,564,329 on its $10,000,000 RUS loan, and used cash to repay $1,610 on the $1,564,329 RUS advances, resulting in a net receipt of cash from long term debt of $611,224 during the twelve-month period ended December 31, 2009. Cash used to pay dividends to shareholders during the twelve-month periods ended December 31, 2009 and December 31, 2008 were $246,808 and $246,808, respectively. The dividends paid in 2009 and 2008 were both $8 per share.

Long Term Debt

As of December 31, 2009, BTC, Inc. had outstanding $1,562,719 of long-term debt with the Rural Utilities Service. Each advance on this $10,000,000 rural broadband access loan carries its own interest rate for the term of the individual loan advance. BTC, Inc. received its first loan advance in the amount of $1,000,000 on October 2, 2009, and this loan advance carries a fixed interest rate of 3.918%. BTC, Inc.'s second loan advance in the amount of $564,329 was received on December 11, 2009, and carries a fixed interest rate of 4.315%. The Rural Utilities Service advances are to be paid in monthly installments covering principal and interest beginning twelve months from the date of receipt of the first loan advance. The principal and interest will be paid in full on all advances on April 28, 2029. During the first twelve months after the receipt of the first loan advance, monthly payments of interest only are required.

The security and loan agreements underlying the Rural Utilities Service notes contain certain restrictions on distributions to stockholders, investment in or loans to others, payment of management fees or issuance of any new or preferred stock. BTC, Inc. is restricted from making any distributions, except as might be specifically authorized in writing in advance by the Rural Utilities Service note holders. BTC, Inc. may make a distribution after 75% of the loan funds have been expended as approved if after such distribution, BTC, Inc.'s net worth is equal to at least twenty percent (20%) of its total assets and the amount of all such distributions during the calendar year does not exceed twenty-five percent (25%) of BTC, Inc.'s net income or net margins for the prior calendar year.

Breda previously had long term debt with the Rural Telephone Finance Cooperative, but Breda prepaid in full its remaining long-term debt with the Rural Telephone Finance Cooperative on April 30, 2009.

Obligations and Commitments

Breda's ongoing capital commitments include capital expenditures and any debt service requirements. For the twelve months ended December 31, 2009, capital expenditures were $2,114,856. As of December 31, 2009, purchase commitments for the construction of the fiber to the home project in Breda's CLEC in Carroll, Iowa totaled $6,868,038.41. Breda's subsidiary, BTC, Inc., is financing the project with a $10,000,000 broadband loan from Rural Utilities Services. Construction commenced on the fiber project in September 2009, and it is anticipated that it will be a two-year project. On October 2, 2009, BTC, Inc. received $1,000,000 of its $10,000,000 loan commitment from the Rural Utilities Services (RUS) for expenditures related to its fiber-to-the home project in Carroll, Iowa. On December 11, 2009, BTC, Inc. received an additional $564,239 of its $10,000,000 loan commitment from the RUS.

Debt Obligations		
2010	$	14,144
2011		59,145
2012		60,294
2013		62,958
2014		65,562
2015 and After		1,300,616

Breda believes that cash provided by operations and current cash balances will be adequate to meet Breda's foreseeable operational, capital expenditure, and debt service requirements. However, Breda's actual cash needs and the availability of required funding may differ from Breda's expectations and estimates, and those differences could be material. Future capital requirements will depend on many factors, including, among others, the demand for Breda's services in Breda's existing markets and regulatory, technological and competitive developments.

Off-Balance Sheet Risk and Concentration of Credit Risk; Investment Policy

Breda has no off-balance sheet exposure or risk.

Breda has certain financial instruments which could potentially subject Breda to concentrations of credit risk. These financial instruments consist primarily of trade receivables and cash and temporary cash investments.

Breda adheres to an investment policy with respect to marketable securities which allows investments in the following:

- Securities issued or guaranteed by the U.S. government or its agencies.
- Corporate or municipal bonds rated "A" or better by a major rating service.
- Money market funds investing in U.S. government, U.S. agency or highly rated municipal securities.

Recent Accounting Pronouncement

In May 2008, The Financial Accounting Standards Board (FASB) issued FASB Codification 820, Fair Value Measurements and Disclosures. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement does not require any new fair value measurements, but for some entities, the application of the Statement would change current practice.

While the fair value concept has been in place for many decades, the FASB has deferred the use of fair value for all assets and liabilities, and currently only mandates it for financial assets and liabilities. The new required estimates are intended to provide investors with the value of an asset or liability on the measurement day, rather than reporting a value based on some future date, such as a future settlement or maturity date.

Whether and when fair value is required depends on the types of financial assets that are the subject of the accounting and, to varying degrees, the reporting entity's intent with respect to those assets. Fair value is used on an ongoing basis principally for derivatives, trading securities, and available-for-sale securities. Fair value also is used to recognize impairments, that is, declines in the value of financial assets in down markets. And while loans held for investment are subject to impairment, they are not necessarily written down to fair value, but more typically to the present value of expected future cash flows discounted at the loan's original effective interest rate.

Breda's marketable securities are held-to-maturity securities, not trading securities. Breda therefore reports the fair value of these bonds and securities as a footnote to its financial statements. The issuance of the FASB Codification 820, Fair Value Measurements and Disclosures, had no effect on Breda's financial position, results of operations or cash flows.

In July 2006, the FASB issued FASB Codification 740-10-40, Derecognition of Income Taxes. FASB Codification 740-10-40 clarifies the accounting for uncertainty in income taxes recognized in accordance with the original Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". Guidance is provided on derecognition, classification, interest and penalties accounting in interim periods, disclosure and transition. FASB Codification 740-10-40 requires that Breda recognize in its financial statements the impact of a tax position, if that position is more likely than not of being sustained on audit, based on the technical merits of the position. The provisions of FASB Codification 740-10-40 were effective as of the beginning of Breda's 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. Adoption of FASB Codification 740-10-40, Derecognition of Income Taxes, on January 1, 2007, had no effect on Breda's financial position, results of operations or cash flows.

Legal Proceedings.

As discussed above, BTC, Inc. filed a collection action suit against Sprint Communications, L.P. on October 29, 2009 in the United States District Court, Northern District of Iowa Central Division. The suit was filed because Sprint has not paid the carrier switched access charges billed to Sprint since October 1, 2007. The amount of such charges as of December 31, 2009 was $2,137,500.

DIRECTORS AND EXECUTIVE OFFICERS

The directors and some of the officers of Breda are as follows:

Name	Age	Position(s)
Charles Thatcher	58	President and Director
Daniel Nieland	53	Vice President and Director
Rick Anthofer	53	Treasurer and Director
Neil Kanne	63	Secretary and Director
Clifford Neumayer	61	Director
Dean Schettler	57	Director
Dr. Daniel McDermott	56	Director

Charles (Chuck) Thatcher has been a director of Breda since May, 2001. His current term as a director of Breda will end at the annual shareholders meeting which will be held in 2010. He has also served as a director of each of Breda's subsidiaries since May, 2001. Mr. Thatcher has served as the president of Breda and of each of Breda's subsidiaries since June 14, 2005. Mr. Thatcher has been an owner of Midwest Wholesale Building Products in Carroll, Iowa for over 20 years. Midwest Wholesale Building Products is a wholesaler/retailer of lumber, building products and materials.

Daniel Nieland has been a director of Breda since May 17, 2005, and his current term as a director will end at the annual shareholders meeting which will be held in 2008. Mr. Nieland has also served as a director of each of Breda's subsidiaries since May, 2005. Mr. Nieland has been self-employed as a farmer since 1978. He has served as a board member of Mt. Carmel Mutual Insurance Association in Breda, Iowa since 1988. Mr. Nieland has been serving as a Carroll County, Iowa Supervisor since January 2007.

Rick Anthofer has been a director of Breda since August, 2003. His current term as a director will end at the annual shareholders meeting which will be held in 2009. He has also served as a director of each of Breda's subsidiaries since August, 2003. Mr. Anthofer has served as the treasurer of Breda and each of Breda's subsidiaries since June 14, 2005. Mr. Anthofer has been the vice president of Breda Savings Bank, Breda, Iowa, since approximately September 15, 1999. He was an agricultural and commercial loan officer and an assistant vice president at

Carroll County State Bank in Carroll, Iowa, for approximately 13 years prior to that time. Mr. Anthofer was a member of the Breda, Iowa City Council from 1988 until 2009.

Neil Kanne has been a director of Breda since May, 2004, and his term as a director will end at the annual shareholders meeting which will be held in 2010. Mr. Kanne has also been a director of each of Breda's subsidiaries since May, 2004. Mr. Kanne has served as the secretary of Breda and each of Breda's subsidiaries since October 30, 2006. Mr. Kanne has been self-employed as a farmer since 1970.

Clifford Neumayer has been a director of Breda since October, 2006, and his current term as a director will end at the annual shareholders meeting which will be held in 2009. Mr. Neumayer has also served as a director of each of Breda's subsidiaries since October, 2006. Mr. Neumayer was also a director of Breda from April, 1996 until May 17, 2005. He was the vice president of Breda and each of Breda's subsidiaries from May 7, 1996 until June 9, 2003, and the president of Breda and each of its subsidiaries from June 9, 2003 until June 14, 2005. Mr. Neumayer has been a self-employed farmer since 1970.

Dean Schettler has been a director of Breda since May 22, 2008, and his current term as a director will end at the annual meeting of the shareholders which is held in 2011. Mr. Schettler has also served as a director of each of Breda's subsidiaries since May, 2008. Mr. Schettler was a director of Breda and each of Breda's subsidiaries from April, 1997 until October 25, 2006. He was the President of Breda and each of Breda's subsidiaries from May 11, 1998 through June 9, 2003, and he was the Vice President of Breda and each of Breda's subsidiaries from June 9, 2003 until June 14, 2005. Mr. Schettler was employed by Pella Corporation in Pella, Iowa from August, 1986 until April 27, 2007. He was a moulder technician until August 1997, and he was a production coordinator from that time until April, 2007. Pella Corporation is a window and door manufacturer. He has been the owner and president of Keystone Petroleum Products, LLC, d/b/a Sheppy's Short Stop in Breda, Iowa since April 27, 2007.

Dr. Daniel McDermott has been a director of Breda since May 21, 2009, and his current term as a director will end at the annual meeting of the shareholders which is held in 2012. Mr. McDermott has also served as a director of each of Breda's subsidiaries since May 21, 2009. Mr. McDermott has been a veterinarian since 1981, and he is a former owner of Breda Lakeview Vet Services.

The number of directors for Breda is currently fixed at seven. Each director is elected to a three year term and until his or her successor is elected, or until his or her death, resignation or removal. The terms of the directors are staggered, so that three of the directors' terms expire in one year, two expire the next year, and two expire the following year. If an individual has served for three consecutive terms as a director, that individual must be off the board for at least one year before the individual can again be elected as a director. Each director of Breda must also be a Class A Common Stock shareholder of Breda, and a director will automatically cease to be a director if he or she sells or transfers all of his or her shares of Class A Common Stock. Each director must also be at least 18 years of age.

The officers of Breda are elected annually by the board of directors at its annual organizational meeting, and hold office until the next annual organizational meeting of the board of directors and until their respective successors are chosen or until their death, resignation or removal. The annual organizational meeting of the board of directors is the first regularly scheduled meeting of the board of directors which follows the annual shareholders meeting. Each officer, other than the chief executive officer, the chief operations officer and the chief financial officer, must also be a director of Breda.

The following four employees made significant contributions to Breda's business during 2009:

Name	Age	Position
Steve Frickenstein	58	Chief Executive Officer (until June 30, 2009)
Charles Deisbeck	43	Chief Operations Officer (until June 30, 2009) Chief Executive Officer (commencing July 1, 2009)
Kevin Batcher	42	Chief Operating Officer (commencing July 1, 2009)
Jane Morlok	56	Chief Financial Officer

Mr. Frickenstein was the chief executive officer of Breda from July 1, 2006 until June 30, 2009, at which time Mr. Frickenstein retired and ceased to serve as Breda's chief executive officer. Mr. Frickenstein served as a general manager of construction support for AT&T from May 1, 2000 through July 22, 2005. He provided various consulting services to Breda during the period of January, 2006 to June, 2006. Mr. Frickenstein had 36 years of experience in the telecommunications industry, and he began his career as a lineman for Illinois Bell. He also had assignments in Europe and with Bell Labs in New Jersey.

Mr. Deisbeck served as the chief operations officer of Breda from July 1, 2006 until July 1, 2009, at which time Mr. Deisbeck became the chief executive officer of Breda, filling the vacancy in that position that was created by Mr. Frickenstein's retirement. Mr. Deisbeck was an operations manager at Choice One Communications in Milwaukee, Wisconsin, from September, 2000, to October, 2002. He served as the operations manager at Red River Telephone Company in Abercrombie, North Dakota, from October, 2002, until June 30, 2006. He has held various plant operations positions in the telecommunications industry since 1988.

Mr. Batcher joined Breda on June 1, 2009 and became the chief operations officer of Breda on July 1, 2009, filling the vacancy in that position that was created when Charles Deisbeck became the chief executive officer of Breda. Mr. Batcher was the Director of Operations at One Communications, formerly Choice One Communications, in Milwaukee, Wisconsin, from 2004 until May 31, 2009. From 1999 to 2002, he was a Lead Field Services Technician for Choice

One Communications, before becoming its Operations Manager from 2002 to 2004. Mr. Batcher has held various data and informational technology management positions since 1998.
Ms. Morlok was the chief financial officer and co-chief executive officer of Breda from March 20, 1998 to July 1, 2006. She also served as Breda's interim chief executive officer from April 11, 2006 until July 1, 2006. Her title since July, 2006 has been chief financial officer.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Breda's authorized stock consists of 5,000,000 shares of Class A Common Stock, no par value, and 5,000,000 shares of Class B Common Stock, no par value. The Class A Common Stock is comprised of three series, consisting of 4,968,984 shares of Series 1 Class A Common Stock, 30,959 shares of Series 2 Class A Common Stock, and 57 shares of Series 3 Class A Common Stock. As of March 1, 2010, Breda had the following outstanding shares of stock: (i) 2,827 shares of the Series 1 Class A Common Stock, which were held by 76 different shareholders; (ii) 23,158 shares of the Series 2 Class A Common Stock, which were held by 514 different shareholders; (iii) 47 shares of the Series 3 Class A Common Stock, which were held by 19 different shareholders; and (iv) 4,819 shares of Class B Common Stock, which were held by 133 different shareholders.

Breda had a total of 684 shareholders as of March 1, 2010. Some of the shareholders own shares of more than one of the series of the Class A Common Stock and/or also own Class B Common Stock, and that is why the total number of shareholders noted in the preceding paragraph exceeds 684. The determination of the number of shareholders is based upon the number of record holders of the shares as reflected in Breda's internal stock records.

Breda's common stock is not listed on any exchange, and there is no public trading market for Breda's common stock. An investment in Breda's common stock is also not a liquid investment because the Articles of Restatement of Breda establish various restrictions and conditions on the issuance and ownership of, and on the transfer of, shares of its stock.

For example, Breda has the first right and option to purchase any or all of the shares of the Class A Common Stock or the Class B Common Stock of any shareholder which are the subject of any assignment. An "assignment" for this purpose means any sale, transfer, assignment, gift, bequest or other disposition or conveyance of any shares of stock, whether voluntarily or involuntarily or by operation of any process of law, or otherwise, and whether or not for any value or consideration. An assignment includes, for example, an assignment occurring in connection with the death of a shareholder who is an individual, the dissolution of a shareholder which is an entity, the bankruptcy or insolvency of a shareholder, or the exercise of any rights by any creditor of a shareholder. The purchase price payable by Breda if Breda determines to exercise its right to purchase any shares of the Class A Common Stock or the Class B Common Stock in connection with any assignment other than a voluntary sale of shares is the fair value of the shares as determined by the board of directors, in its sole discretion.. The purchase price payable by Breda if the assignment is a voluntary sale of the shares by a shareholder for value will be the amount of the purchase price payable by the proposed transferee in the sale. Breda also has the right and option to purchase any or all of the shares of the Series 1 Class A Common Stock if the holder of the shares ceases to be an eligible telephone subscriber. The purchase price in this circumstance is the fair value of the shares as determined by the board of directors, in its sole discretion. Breda will pay the purchase price for any shares purchased by Breda within 90 days of the date of Breda's written notice to the shareholder of Breda's exercise of its right and option to purchase the shares.

The board of directors had historically established the purchase price at approximately 75% of the book value of Breda, but the board began to establish the purchase price at approximately 70% of the book value of Breda in 2002.

The board of directors has historically made this determination once per year, in March, April or May, based upon Breda's then most recent year-end financial statements. Breda's fiscal year ends on December 31. The price is then generally announced and becomes effective at the annual shareholders meeting for that year. The purchase price then generally applies until the board of directors makes a new determination and announces the new purchase price at the next annual shareholders meeting. The board of directors has, however, departed from its historical practice on a couple of occasions, primarily in connection with the sale of assets in a transaction which was material to Breda. Beginning with the fiscal year ended December 31, 2006, the board of directors determined to notify shareholders of the established purchase price by letter sent with any dividend payments on or before each April 1st. The new purchase price consequently becomes effective on or around April 1st of each year instead of the annual meeting date.

Under this approach, the issuance price and redemption price in 1995, 1996, 1997, 1998 and 1999 was, respectively, $27, $31, $41, $64 and $82.

The board of directors departed from its historical practice on November 2, 1999, by adopting a resolution fixing the purchase price at $149 per share. The $149 amount was not based on Breda's book value, but rather was roughly based upon the average sales price of $150.58 per share in the auction that was held in October of 1999. The auction is discussed below. The board of directors took that action because it believed the referenced auction provided it with a basis to make a more current determination on this issue. The board of directors also believed that it was appropriate to make a new determination of the purchase price given the sale of Breda's direct broadcast satellite operation on January 11, 1999. The sale of that operation resulted in a pre-tax gain of $7,436,415. The sale was not included in Breda's books until the first quarter of 1999, and was therefore not included in the 1998 year-end financial statements which had been utilized by the board of directors in establishing the $82 purchase price in early 1999.

The board of directors returned to its historical practices at its meeting on March 13, 2000, at which time the board of directors adopted a resolution fixing the purchase price at $180 per share. The $180 amount was determined based upon Breda's 1999 audited financial statements, and was announced at, and became effective at, the May 17, 2000 annual meeting of the shareholders of Breda. If the above described historical practices were followed, the $180 per share amount would have continued until the next annual determination was made by the board of directors and announced at the annual shareholders meeting for 2001.

The board of directors determined to again depart from its historical practices on this issue, however, at a meeting of the board of directors held on June 12, 2000. At that meeting, the directors adopted a resolution fixing Breda's purchase price for shares of its common stock at $235 per share. The board of directors took this action because it believed that it was appropriate to make a new determination of the purchase price to reflect the receipt by Prairie Telephone of most of the net after-tax proceeds of the sale by Prairie Telephone of its shares of stock in Central Iowa Cellular, Inc. The $235 per share amount was determined by taking approximately 75% of the then net after-tax proceeds of the sale on a per share basis and adding that figure to the last determined purchase price of $180 per share. The shareholders of Breda were notified of the increase in the purchase price from $180 to $235 per share by letter dated June 14, 2000.

At the time the board made its determination on June 12, 2000, Prairie Telephone had received approximately $5,108,280, before taxes, and it was estimated that Prairie Telephone would retain approximately $3,147,676 of that amount, after taxes. For purposes of determining the new purchase price discussed above, Prairie Telephone's basis in its 3,000 shares of common stock of Central Iowa Cellular, Inc. of approximately $206,770 was deducted from the after-tax amount of $3,147,676.

The board of directors has followed Breda's historical practices since that time, by announcing a new purchase price of:

- $258 per share at the May 16, 2001 annual meeting of the shareholders,
- $280 per share at the May 21, 2002 annual meeting of the shareholders,
- $303 per share at the May 20, 2003 annual meeting of the shareholders,
- $326 per share at the May 18, 2004 annual meeting of the shareholders,
- $357 per share at the May 17, 2005 annual meeting of the shareholders,
- $394 per share, by letter to the shareholders dated July 12, 2006,
- $457 per share, by letter to the shareholders dated April 2, 2007,
- $509 per share, by letter to the shareholders dated April 1, 2008, and
- $547 per share, by letter to the shareholders dated April 1, 2009.

The per share amount was established based upon Breda's book value as reflected in its most recent year-end financial statements, consistent with Breda's historical practices, except that, since 2002 and until March 18, 2010, the purchase price has been set at approximately 70% of the book value.

The increase in the purchase price from $394 per share to $457 per share which was announced by the April 2, 2007 letter to the shareholders was primarily the result of Breda's receipt of

$1,336,000 for the redemption of its 1,336 shares of Class C stock in the Rural Telephone Bank. Breda's pre-tax gain was approximately $1,170,211 and its after tax gain was approximately $698,946.

Breda's board established a new purchase price of $587 per share at a meeting held on March 18, 2010. The board followed Breda's historical practices in this regard, with the exceptions that the purchase price was made effective on March 18, 2010, and was set at 69% of book value, instead of 70% of book value. The board determined to utilize 69% of book value, rather than 70%, based on the fact that Breda experienced a decrease of approximately $370,869 in universal service and NECA pool reimbursements during 2009, and Breda believes these amounts to be permanent decreases in revenue sources that will in fact continue to decrease in future years.

The board of directors currently intends to continue to address this issue on an annual basis consistent with the above described historical practices, except that the board of directors may determine to lower the percentage of book value on which the purchase price is based and to depart from those historical practices again in the future in the event of the occurrence of what the board of directors believes are material or significant events.

The purchase price as determined by the board of directors has increased from $27 per share in 1995 to the current $587 per share amount described above. Breda does not believe that the amount of this increase is indicative of potential future increases, however, in particular given that:

- The referenced increase was due primarily to three "one-time" material events, and

- Breda does not currently foresee any material increase in revenues from its or any of its subsidiaries' normal and ordinary course business operations, and, in fact, sees continuing and material downside pressure on, and reductions in, those revenues.

Since there is no public trading market or any other principal market for Breda's common stock, sales of common stock to other shareholders and repurchases of common stock by Breda currently are the primary methods for a shareholder to be able to sell the shareholder's shares. Breda's repurchases of its common stock are discussed below in this Item.

An auction was held in October, 1999, at which shareholders desiring to sell their shares of Breda's common stock were given the opportunity to sell those shares to other Breda shareholders. There are no current plans to arrange any other auctions in the future.

Breda maintains a list of shareholders desiring to sell their shares, and of other shareholders desiring to purchase those shares, as discussed below.

None of Breda's shares of common stock were purchased by or on behalf of Breda or any affiliated purchaser (as defined in Rule 10b-18(a)(3) of the Securities Exchange Act of 1934) of Breda during the period of October 1, 2009 to December 31, 2009. As of the date of this annual report, Breda did not have any publicly announced plans or programs with respect to purchases of its shares of common stock.

Given that repurchases of common stock by Breda is currently one of the primary methods for a shareholder to be able to sell the shareholder's shares, the following paragraphs provide some information on Breda's past purchases of its common stock from its shareholders from 2000 through 2009.

During 2000, Breda repurchased 441 shares of its common stock from 14 different shareholders, at a purchase price of $235 per share.

During 2001, Breda repurchased a total of 2,216 shares of its common stock from 26 different shareholders. Two hundred twenty of those shares were purchased at $235 per share, and the rest of those shares (1,996) were purchased at $258 per share.

Breda repurchased a total of 2,025 shares of its common stock during 2002 from 32 different shareholders. Two hundred eighty-seven of those shares were purchased for $258 per share. The rest of those shares (1,738) were purchased for $280 per share.

Breda repurchased a total of 1,306 shares of its common stock during 2003 from 23 different shareholders. One hundred eighty-eight of those shares were purchased at $280 per share, and the rest of those shares (1,118) were purchased for $303 per share.

During 2004, Breda repurchased a total of 524 shares of its common stock from 13 different shareholders. Two hundred three of those shares were purchased at $303 per share. The rest of those shares (321) were purchased for $326 per share.

Breda repurchased a total of 147 shares of its common stock during 2005 from 8 different shareholders. All of those shares were purchased at $357 per share.

Breda repurchased a total of 7 shares of its common stock during 2006 from 1 shareholder, at a purchase price of $394 per share.

Breda repurchased a total of 80 shares of its common stock during 2007 from 1 shareholder, at a purchase price of $457 per share.

Breda repurchased a total of 85 shares of its common stock during 2008 from 2 shareholders, at a purchase price of $457 per share.

Breda did not repurchase any shares of its common stock during 2009.

There may have been transfers among the shareholders of Breda during some of the above periods for which Breda did not exercise its right of first refusal. Some of those transfers are noted below.

The board of directors determined in late 1999 to allow shareholders to advise Breda of the fact that they desire to sell any or all of their shares of Breda's common stock, and to allow persons to advise Breda of the fact that they desire to purchase shares of Breda's common stock. Breda keeps a list of those shareholders and buyers, and will make the list available to all of the shareholders and buyers on the list. The terms of any sale between a shareholder and a buyer will be negotiated by them, and no one is required to sell or buy any shares because their name is on the list. Breda does not participate in, and has no responsibility for, negotiating the terms and conditions of any sale of shares between anyone on the list. Breda also retains its right to purchase any shares which are intended to be sold by any shareholder to any buyer under the right of first refusal granted to Breda in its Articles of Restatement.

The following several paragraphs provide information regarding sales or other transfers of shares of Breda's common stock during the calendar years 2000 through 2009 where Breda did not exercise its right of first refusal to purchase the shares. Some of the sales and transfers may have been between shareholders on the seller and buyer list which is maintained by Breda.

During the calendar year 2000, 5 separate sales of shares occurred between shareholders. Two sales each involved 2 shares, which were sold for $235 per share. One sale involved 53 shares, which were sold for $235 per share. One sale involved 31 shares, which were sold for $155 per share. One sale involved 2 shares, which were sold for $149 per share.

During the calendar year 2001, 3 separate sales of shares occurred between shareholders. Two sales each involved 7 shares, which were sold for $258 per share. The other sale involved 43 shares, which were also sold for $258 per share.

During the calendar year 2002, 3 separate sales of shares occurred between shareholders. Two sales involved 2 shares which were sold for $258 per share. The other sale involved 3 shares which were also sold for $258 per share.

During the calendar year 2003, 1 sale of shares occurred between shareholders. The sale involved 2 shares, which were sold for $280 per share.

There were no sales of shares between shareholders during the calendar year 2004.

During the calendar year 2005, 6 separate sales of shares occurred between shareholders. One sale involved 12 shares which were sold for $326 per share. One sale involved 28 shares which were sold for $357 per share. Two sales involved 2 shares each which were sold for $357 per share. One sale involved 16 shares which were sold for $367 per share. The last sale involved 21 shares which were sold for $357 per share. Breda elected not to exercise its right of first refusal on any of these shares.

During the calendar year 2006, 6 separate sales of shares occurred between shareholders or among family members. One sale involved 80 shares, which were sold for $400 per share. One sale involved 1 share which was sold for $357. Another sale involved 10 shares which were sold for $410 per share. Two sales involved 40 shares, which were sold for $400 per share. Another sale involved 2 shares, which were sold for $394 per share.

There were 21 separate transfers of shares during the calendar year 2007 between shareholders or among family members. A summary of those transfers is as follows:

1. Two shares were sold for $394 per share.
2. Forty-five shares were sold for $394 per share.
3. Two shares were sold for $400 per share.
4. Eleven shares were sold for $457 per share.
5. Two shares were sold for $457 per share.
6. Ten shares were sold for $460 per share.
7. Two shares were sold for $457 per share.
8. Eight shares were sold for $450 per share.
9. Thirty shares were sold for $457 per share.
10. Two shares were sold for $457 per share.
11. Ten shares were sold for $457 per share.
12. Thirty shares were sold for $457 per share.
13. Ten shares were sold for $457 per share.
14. One hundred twenty shares were sold for $457 per share.
15. Fifty-three shares were sold for $457 per share.
16. One hundred ten shares were sold for $457 per share.
17. Nine shares were sold for $457 per share.
18. Eighty-three shares were sold for $457 per share.
19. Forty-seven shares were sold for $457 per share.
20. Two hundred forty two shares were sold to four employees for fair market value as determined by the employer.
21. Ten shares were sold for $480 per share.

There were 38 separate transfers of shares during the calendar year 2008 between shareholders or among family members. A summary of those transfers is as follows:

1. Ten shares were transferred between spouses.
2. Two shares were sold for $460 per share.
3. Thirteen shares were sold for $457 per share.
4. One hundred sixty shares were transferred equally (32 shares) to five family members and two shares were sold for $457 per share.
5. Fifteen shares were sold for $457 per share.
6. Ninety-two shares were transferred to family members as follows: eight individuals received eight shares each and four individuals received seven shares each.
7. Fifty shares were sold for $462 per share.
8. Sixty-seven shares were transferred to a family member.
9. One hundred shares were transferred to three family members as follows: two individuals received 33 shares each and one individual received 34 shares.
10. One hundred eighty shares were transferred equally (20 shares) to nine individuals.
11. One hundred shares were sold for $457 per share.
12. Two hundred twelve shares were transferred equally to four individuals.
13. Two shares were transferred from one spouse to another.
14. Three shares were transferred from one spouse to another.
15. Two shares were sold for $509 per share.
16. Two shares were sold for $509 per share.

17. Two shares were sold for $509 per share.
18. Fifteen shares were sold for $510 per share.
19. Thirty shares were sold for $1 per share.
20. Four shares were transferred equally to four individuals.
21. Two hundred twelve shares were transferred to the shareholder's son.
22. Twelve shares were sold for $509 per share.
23. Thirty eight shares were sold for $509 per share.
24. Two shares were sold for $509 per share.
25. Two shares were sold for $509 per share.
26. Fifty six shares were sold for $514 per share.
27. Ten shares were transferred to brother.
28. Two shares were transferred to related party.
29. Two shares were sold for $509 per share.
30. Thirteen shares were sold for $509 per share.
31. Two shares were transferred to former spouse.
32. Ten shares were transferred to spouse.
33. One hundred forty eight shares were transferred to shareholders' trust.
34. One hundred twenty five shares were transferred to sister.
35. Thirty four shares were transferred to children.
36. Thirty shares were sold for $1 plus other consideration.
37. Thirty shares were sold for $509 per share.
38. Fourteen shares were transferred to spouse.

There were 37 separate transfers of shares during the calendar year 2009 between shareholders or among family members. A summary of those transfers is as follows:

1. Twenty-five shares were sold for $509 per share.
2. Two hundred twelve shares were transferred to nine family members.
3. Four hundred fifty shares held jointly were transferred to the two individuals' revocable trusts.
4. Twenty shares were sold to three individuals for $509 per share.
5. Three hundred forty-four shares were sold for $1 and other consideration to six family members.
6. Three hundred sixty-two shares were transferred to six family members.
7. One hundred twenty-one shares were transferred to spouse.
8. Ten shares were sold for $514 per share.
9. Two shares were transferred to spouse.
10. Two shares were sold for $550 per share.
11. Fifty-two shares were transferred to spouse, son, and daughter-in-law.
12. Two shares were sold for $550 per share.
13. Two hundred shares were transferred to spouse.
14. One hundred twenty-eight shares from two shareholders transferred to daughter.
15. Two shares were sold for $547 per share.
16. Seventy shares were transferred to four children.
17. Two shares were sold for $200 per share.
18. Four shares were sold to two individuals for $547 per share.

19. One share was sold for $509 per share.
20. Two shares were sold for $547 per share.
21. Ten shares were sold to two individuals for $550 per share.
22. Five shares were transferred to brother.
23. Two jointly-held shares were transferred equally to the individuals.
24. One hundred seventeen shares were transferred to spouse.
25. Twenty-three shares were sold for $509 per share.
26. Two shares were sold for $394 per share.
27. Two certificate holders transferred 80 shares to surviving shareholder.
28. Sixty-two shares were sold to seven individuals for $547 per share.
29. Seventy-five shares were sold to two individuals for $547 per share.
30. Two hundred twelve shares were transferred to ten children.
31. Ten shares were sold for $547 per share.
32. Two shares were sold for $547 per share.
33. Twenty-one shares were transferred to shareholder's revocable trust.
34. Forty-six shares were sold to four individuals for $547 per share.
35. Twenty-two out of sixty-two shares were transferred to two children, and the remaining forty shares were sold to two children for $547 per share.
35. Two hundred thirty-three shares were transferred to the shareholder's revocable trust.
36. Ten shares were sold for $547 per share.

No shares of stock were issued by Breda in 2009.

As of the date of this annual report, Breda did not have any equity compensation plans (including any individual compensation arrangements) in place for any directors, officers, employees or other persons.

As of the date of this annual report, Breda had no plans to, and had not agreed to, register any of its common stock under any federal or state securities laws.

There are currently no outstanding warrants, options or other rights to purchase any shares of common stock of Breda, and there are also currently no outstanding securities which are convertible into or exchangeable for common stock of Breda. Breda's shares of common stock are not convertible into any other securities.

Breda has declared and paid 11 dividends to its shareholders since Breda was incorporated in 1964. The dividends were declared in March or April of each of 1999 through 2009. The first six dividends were in the amount of $3.00 per share. The 2005, 2006 and 2007 dividends were in the amount of $7.00 per share. The 2008 and 2009 dividends were in the amount of $8.00 per share. The aggregate dividend paid was, respectively, $113,166, $113,046, $111,087, $104,214, $98,436, $94,479, $218,190, $217,161, $217,112, $246,808 and $246,808. At its board meeting on March 18, 2010, Breda declared an $8.00 per share dividend for shareholders of record on March 18, 2010, payable on or before April 1, 2010, and totaling $246,808.

Payment of dividends is within the discretion of Breda's board of directors, and out of funds legally available therefore as provided in the Iowa Business Corporation Act.

The restrictions and covenants in the RUS loan agreements for the fiber-to-the-home build-out in Carroll, Iowa apply to Breda's subsidiary, BTC, Inc. Breda does not believe that those restrictions and covenants will preclude Breda from paying any dividends or distributions or from repurchasing any its shares of common stock during 2010, should Breda otherwise determine to do so.

Although Breda has declared a dividend in each of the years from 1999 through 2010, there is no assurance that regular dividends will continue to be able to be paid by Breda in the future given both the general economic outlook that was in existence at the time of the preparation of this annual report and given the revenue pressures being felt by Breda at that time. It is possible, therefore, that no, or perhaps reduced, distributions will be declared and paid by Breda in future years.

AVAILABILITY OF OTHER INFORMATION

Breda will provide to a shareholder, upon the written request of the shareholder, a copy of Breda's annual report on Form 10-K for the year ended December 31, 2009. The annual report on Form 10-K will be provided without charge. Shareholders should direct any such written request to Breda at the following address:

Breda Telephone Corp.
112 East Main
P.O. Box 190
Breda, Iowa 51436

The request should be directed to the attention of Charles Thatcher, President of Breda.

FINANCIAL STATEMENTS

The following pages are certain financial statements of Breda with respect to the years ended December 31, 2009 and December 31, 2008.

[The remainder of this page is intentionally left blank.]

The financial statements included in this annual report carry a qualified opinion.

Breda has investments in certain limited partnerships that it accounts for using the equity method. Because of the materiality of these investments, Kiesling Associates LLP is required to perform certain audit procedures or rely on the audits of other auditors to obtain reasonable assurance that the investments and related equity income are presented fairly, in all material respects, in the consolidated financial statements of Breda Telephone Corp. as of and for the year ended December 31, 2009.

As noted in the following Report of Independent Registered Public Accounting Firm, Kiesling Associates LLP was unable to perform audit procedures on various partnerships in which Breda has interests that have a material effect on Breda's 2009 financial statements.

Breda intends to file an amended Form 10-K for 2009 with the Securities and Exchange Commission after Breda has received audited financial statements for these outside partnerships, and all audit procedures have been finalized by Breda's auditors.

/s/ Kiesling Associates LLP

Kiesling Associates LLP

Breda Telephone Corp.
And Subsidiaries
Breda, IA

Consolidated Financial Statements
For the Years
Ended December 31, 2009 and 2008

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Breda Telephone Corporation and Subsidiaries
Breda, Iowa

We have audited the accompanying consolidated balance sheets of Breda Telephone Corporation (an Iowa corporation) and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Spiralight Network LLC and RSA No. 9 Limited Partnership, the investments in which, as discussed in Note 4 to the financial statements, are accounted for by the equity method of accounting. The investments in Spiralight Network LLC and RSA No. 9 Limited Partnership were $973,207 as of December 31, 2008, and the equity in their net income was $192,069 for the year then ended. The financial statements of Spiralight Network LLC and RSA No. 9 Limited Partnership were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Spiralight Network LLC and RSA No. 9 Limited Partnership, is based solely on the report of the other auditors.

Except as discussed in the following paragraph, we conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as, evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

We were unable to perform audit procedures for 2009 supporting the Company's investments in Hilbert Communications LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership stated at $3,446,578 at December 31, 2009, or its equity in earnings in such partnerships of $977,537, which is included in net income for the year ended as described in Note 4 to the financial statements. We were unable to perform audit procedures for 2008 supporting the Company's investment in RSA 7 Limited Partnership or Iowa 8 Monona Limited Partnership stated at $2,188,612 at December 31, 2008, or its equity in earnings in such partnerships of $942,028, which is included in net income for the year ended as described in Note 4 to the financial statements.

In our report dated March 27, 2009 we expressed an opinion that we were unable to examine evidence regarding the investments and earnings of Spiralight Network LLC and RSA No. 9 Limited Partnership. As of the date of this opinion we were able to obtain audited financial statements for 2008 supporting the Company's investments in Spiralight Network LLC and RSA No. 9 Limited Partnership as described in Note 4.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investment and earnings of Hilbert Communications LLC, RSA 7 Limited Partnership, Iowa 8 Monona Limited Partnership, and RSA No. 9 Limited Partnership, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Breda Telephone Corporation and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

/s/ Kiesling Associates LLP

West Des Moines, Iowa
March 30, 2010

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED BALANCE SHEETS
December 31, 2009 and December 31, 2008

	December 31, 2009	December 31, 2008 (Restated)
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 4,987,960	$ 1,317,462
Marketable securities	490,724	604,435
Accounts receivable, net of allowances of $159,831 and $3,415,824 in 2009 and 2008, respectively	1,928,483	3,290,640
Interest receivable	62,693	81,730
Notes receivable, less impairment of $445,253 in 2008	-	73,759
Inventory, at average cost	297,678	227,731
Prepaid income taxes	1,310,951	406,451
Other	291,977	112,438
Deferred income taxes	58,862	718,595
	9,429,328	6,833,241
OTHER NONCURRENT ASSETS		
Marketable securities	5,223,501	5,440,550
Investments in unconsolidated affiliates at equity	8,537,047	8,525,861
Other investments at cost	655,542	673,590
Goodwill	918,715	896,812
	15,334,805	15,536,813
PROPERTY, PLANT AND EQUIPMENT	8,102,372	6,857,853
TOTAL ASSETS	$ 32,866,505	$ 29,227,907
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Current portion of long-term debt	$ 14,144	$ 200,507
Accounts payable	2,091,609	1,751,822
Accrued taxes	157,740	191,943
Other	136,722	124,536
	2,400,215	2,268,808
LONG-TERM DEBT, less current portion	1,548,575	750,988
OTHER NONCURRENT LIABILITIES	2,468,101	1,947,128
STOCKHOLDERS' EQUITY		
Common stock, Class A - no par value, 5,000,000 shares authorized, 26,109 and 27,924 shares issued and outstanding at $547 and $509 stated values, respectively	14,281,623	14,213,316
Common stock, Class B - no par value, 5,000,000 shares authorized, 4,742 and 2,927 shares issued and outstanding at $547 and $509 stated values, respectively	2,593,874	1,489,843
Retained earnings	9,508,416	8,421,630
	26,383,913	24,124,789
MINORITY INTEREST	65,701	136,194
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,866,505	$ 29,227,907

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF INCOME
For the Years Ended 2009 and 2008

	For the Years Ended	
	2009	2008 (Restated)
OPERATING REVENUES	$ 9,069,766	$ 9,687,237
OPERATING EXPENSES		
Cost of services	4,550,643	5,226,498
Depreciation and amortization	1,040,454	979,478
Selling, general, and administrative	2,510,292	2,367,572
	8,101,389	8,573,548
OPERATING INCOME	968,377	1,113,689
OTHER INCOME (EXPENSES)		
Interest and dividend income	391,559	442,989
Gain on sale of investments	7,513	6,018
Gain or (Loss) on disposal of assets	(71,883)	15,561
Interest expense	(26,321)	(77,354)
Income from equity investments	1,827,141	1,749,349
Gain or (Loss) on impairment of note receivable	445,253	(443,013)
Other, net	(39,770)	(45,717)
	2,533,492	1,647,833
INCOME BEFORE INCOME TAXES	3,501,869	2,761,522
INCOME TAXES	998,335	830,299
NET INCOME BEFORE MINORITY INTEREST	2,503,534	1,931,223
MINORITY INTEREST	2,398	(2,668)
NET INCOME	$ 2,505,932	$ 1,928,555
NET INCOME PER COMMON SHARE	$ 81.23	$ 62.50
DIVIDENDS PER COMMON SHARE	$ 8.00	$ 8.00

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock, A and B Class		Retained	
	Shares	Amount	Earnings	Total
Balance at December 31, 2007	30,936	$ 14,137,752	$ 8,344,135	$ 22,481,887
Comprehensive income:				
Net Income			1,928,555	1,928,555
Dividends paid			(246,808)	(246,808)
Common stock redeemed, net	(85)	(38,845)		(38,845)
Stated value stock adjustment		1,604,252	(1,604,252)	
Balance at December 31, 2008	30,851	15,703,159	8,421,630	24,124,789
Comprehensive income:				
Net Income			2,505,932	2,505,932
Dividends paid			(246,808)	(246,808)
Common stock redeemed, net				-
Stated value stock adjustment		1,172,338	(1,172,338)	
Balance at December 31, 2009	30,851	$ 16,875,497	$ 9,508,416	$ 26,383,913

The accompanying notes are an integral part of these consolidated financial statements.

BREDA TELEPHONE CORP. AND SUBSIDIARIES
BREDA, IOWA

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2009 and 2008

	2009	2008 (Restated)
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,505,932	$ 1,928,555
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	1,040,454	979,478
Minority interest	(2,398)	2,668
Deferred income taxes	1,180,707	29,220
Amortization of investment premium/discount - net	36,764	43,363
Equity income in unconsolidated affiliates, net of distributions received of $1,831,455 and $2,529,549 in 2009 and 2008, respectively	4,314	780,200
(Gain) or loss on disposal of property	71,883	(15,561)
(Gain) or loss on impairment of note receivable	(445,253)	445,253
Gain on sale of marketable securities	(7,513)	(6,018)
Changes in assets and liabilities:		
(Increase) or decrease in assets	205,305	(2,108,704)
Increase or (decrease) in liabilities	(3,824)	703,518
Net cash provided by operating activities	$ 4,586,371	$ 2,781,972
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditures	(2,114,856)	(2,763,749)
Proceeds from the sale of assets	79,594	18,835
Purchase of marketable securities	(598,466)	(419,433)
Purchase of equity investments	(15,500)	(1,422,000)
Purchase of other investments - at cost	(6,055)	(15,621)
Purchase of investment in a subsidiary	(68,095)	-
Proceeds from the sale of marketable securities	899,975	2,192,168
Proceeds from the sale of other investments - at cost	24,103	28,197
Proceeds from the receipt of principal on note receivable	519,011	254,384
Issuance of notes receivable	-	(39,012)
Net cash used in investing activities	$ (1,280,289)	$ (2,166,231)
CASH FLOWS FROM FINANCING ACTIVITIES		
Repayment of long term debt	(953,105)	(187,710)
Proceeds from the issuance of long term debt	1,564,329	-
Common stock redeemed, net	-	(38,845)
Dividends paid	(246,808)	(246,808)
Net cash provided by (used in) financing activities	$ 364,416	$ (473,363)
Net Increase in Cash and Cash Equivalents	$ 3,670,498	$ 142,378
Cash and Cash Equivalents at Beginning of Period	1,317,462	1,175,084
Cash and Cash Equivalents at End of Period	$ 4,987,960	$ 1,317,462
Supplemental Disclosures of Cash Flow Information		
Cash paid during the period for:		
Interest	$ 26,321	$ 77,354
Income taxes	$ 722,128	$ 1,388,117

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2009 and 2008

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Breda Telephone Corporation (herein referred to as "the Company") is a provider of telecommunications exchange and local access services, long distance services, cable television services and Internet services in a service area located primarily in western Iowa. The company is also involved in retail sales of cellular equipment and service plans for cellular partnerships of which it owns interests, and sales of other telecommunications equipment.

Basis of Presentation

The accounting policies of the Company and its subsidiaries conform to accounting principles generally accepted in the United States of America. Management uses estimates and assumptions in preparing its consolidated financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent revenues and expenses. Telephone operations reflect practices appropriate to the telephone industry. The accounting records of the telephone companies are maintained in accordance with the Uniform System of Accounts for Class A and B Telephone Companies prescribed by the Federal Communications Commission (FCC) as modified by the state regulatory authority.

The accounting records for the Company's cable television operations are maintained in accordance with the Uniform System of Accounts for CATV Companies prescribed by the National Association of Regulatory Utility Commissioners.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its 100% owned subsidiaries, Prairie Telephone Co., Inc., Tele-Services, Ltd., and Westside Independent Telephone Company. The financial statements of Prairie Telephone Co., Inc. include the accounts of Prairie and its 100% owned subsidiary, BTC, Inc. All material intercompany transactions have been eliminated in consolidation. The consolidated financial statements also include the accounts of the Company's 66 2/3% owned subsidiary, Carroll County Wireless, L.L.C.

Cash Equivalents

All highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents.

Investments

Marketable debt and equity securities bought and held principally for selling in the near future are classified as trading securities and carried at fair value. Unrealized holding gains and losses on trading securities are reported in earnings. Marketable debt and equity securities classified as available-for-sale are carried at fair value with unrealized holding gains and losses recorded as a separate component of stockholders' equity.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investments, (Continued)

Debt securities for which the Company has both the positive intent and ability to hold to maturity are classified as held-to-maturity and are carried at amortized cost. The Company uses the specific identification method of computing realized gains and losses.

Nonmarketable equity investments, over which the Company has significant influence or a 20% ownership, are reflected on the equity method. Other nonmarketable equity investments are stated at cost.

Inventory

Inventory includes both merchandise held for resale and material and supplies. Merchandise held for resale is recorded at the lower of cost or market with cost determined by the average cost method. Materials and supplies, used in the construction of the Company's facilities to provide telecommunications services, are recorded at average cost.

Goodwill

Goodwill is deemed to have an indefinite life and is stated at the lower of cost or fair value. The asset is subject to periodic impairment tests.

Property, Plant and Equipment

Telephone and cable television plant are capitalized at original cost including the capitalized cost of salaries and wages, materials, certain payroll taxes and employee benefits.

The Company provides for depreciation for financial reporting purposes on the straight-line method by the application of rates based on the estimated service lives of the various classes of depreciable property. These estimates are subject to change in the near term.

Renewals and betterments of units of property are charged to telephone and cable television plant in service. When plant is retired, its cost is removed from the asset account and charged against accumulated depreciation less any salvage realized. No gains or losses are recognized in connection with routine retirements of depreciable property.

Repairs of other property, as well as renewals of minor items of property are included in plant specific operations expense. A gain or loss is recognized when other property is sold or retired.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Long-Lived Assets

The Company would provide for impairment losses on long-lived assets when indicators of impairment are present and the estimated undiscounted cash flows to be generated by those assets are less than the assets' carrying amount. Based on current conditions, management does not believe any of its long-lived assets are impaired.

Income Taxes

Income taxes are accounted for using a liability method and provide for the tax effects of transactions reported in the consolidated financial statements including both taxes currently due and deferred. Deferred taxes are adjusted to reflect deferred tax consequences at current enacted tax rates. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes arise from differences between the book and tax basis of plant assets, certain investments, receivables and goodwill. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible, when the assets and liabilities are recovered or settled.

Revenue Recognition

The Company recognizes revenues when earned regardless of the period in which they are billed. The Company is required to provide telephone service to subscribers within its defined service territory.

Local network, Internet and cable television service revenues are recognized over the period a subscriber is connected to the network.

Network access and long distance service revenues are derived from charges for access to the Company's local exchange network. The interstate portion of access revenues is based on an average schedule settlement formula administered by the National Exchange Carrier Association (NECA), which is regulated by the FCC. The intrastate portion of access revenues is billed based upon the Company's tariff for access charges filed with the Iowa Utilities Board (IUB). The charges developed from these tariffs are used to bill the connecting long distance provider and revenues are recognized in the period the traffic is transported based on the minutes of traffic carried. Long distance revenues are recognized at the time a call is placed based on the minutes of traffic processed at contracted rates.

Cellular sales and commission revenues are recognized at the time of customer activation.

The Company uses the reserve method to recognize uncollectible customer accounts.

Fair Value Measurements

Recent accounting guidance for financial assets and liabilities presented at fair value defines "fair value", establishes a framework for measuring fair value, and expands disclosures related to fair value measurements. The guidance does not expand the use of fair value measurements in financial statements, but rather standardizes its definition and application in generally accepted accounting principles. The guidance provides for the use of three levels of input in determining fair value measurements. (Level 1 – quoted market prices; Level 2 – observable inputs of quoted market prices for similar or inactive items; and Level 3 – unobservable inputs.) The company deferred until January 1, 2009 the adoption of this guidance for all non-financial assets and liabilities that are recognized or disclosed on a non-recurring basis. This includes goodwill, intangibles and non-financial long-lived assets that are measured at fair value in impairment testing.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Reclassifications

Certain reclassifications have been made to the 2008 consolidated financial statements to conform with the 2009 presentation. More specifically, with the purchase of an additional one-third interest in Carroll County Wireless, L.L.C. in January 2009, Breda owns a 66 2/3% interest in Carroll County Wireless, L.L.C as of December 31, 2009. Prior to 2009, this investment had been accounted for using the equity method. In order to conform with the 2009 presentation, Breda's 33.33% interest in Carroll County Wireless at December 31, 2008 is also presented in the financial statements using the consolidation method.

The table below outlines the effect of these changes to the financial statements:

	Difference
Total assets	$ 136,195
Total liabilities and equity	136,195

	Difference
Operating revenues	$ 45,656
Operating expenses	41,671
Operating income	3,985
Income before income taxes	2,668

NOTE 2. MARKETABLE SECURITIES

The amortized cost and fair value of held-to-maturity securities are:

	Unamortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2009				
Held-to-Maturity:				
Municipal bonds	$ 3,581,827	$ 131,229	$ (5,206)	$ 3,707,850
Government securities	2,132,398	31,147	(15,761)	2,147,784
	$ 5,714,225	$ 162,376	$ (20,967)	$ 5,855,634
December 31, 2008				
Held-to-Maturity:				
Municipal bonds	$ 3,641,774	$ 77,334	$ (37,007)	$ 3,682,101
Government securities	2,403,211	13,958	(181,424)	2,235,745
	$ 6,044,985	$ 91,292	$ (218,431)	$ 5,917,846

	2009	2008
Amounts classified as:		
Current	$ 490,724	$ 604,435
Noncurrent	5,223,501	5,440,550
Total	$ 5,714,225	$ 6,044,985

NOTE 2. MARKETABLE SECURITIES (Continued)

The amortized cost and fair value of marketable debt securities at December 31, 2009, by contractual maturity are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

	Unamortized Cost	Fair Value
Due in one year or less	$ 490,724	$ 502,517
Due after one year through three years	1,249,076	1,299,387
Due after three years through five years	1,116,373	1,160,268
Due after five years	2,858,052	2,893,462
	$ 5,714,225	$ 5,855,634

Management evaluates the need for recording an other than temporary impairment for these investments annually. Based on the nature and financial information available for each individual investment, the length of time and extent of its fair value being below cost (generally less than twelve months at December 31, 2009) and the Company's ability and intent to hold the investments for a sufficient time to allow for the recovery of the cost of the investment, an other than temporary impairment has not been recognized as of December 31, 2009.

Investments measured at fair value are valued at level one in the fair value hierarchy.

NOTE 3. NOTE RECEIVABLE

Notes receivable consist of the following:

	December 31, 2009	December 31, 2008
Spiralight Network, LLC - 8.5%	-	519,012
Less impairment	-	(445,253)
	-	73,759
Less current portion	-	(73,759)
	$ -	$ -

The Company originated a promissory note to its unconsolidated affiliate, Spiralight Network, LLC, on September 5, 2007. The original amount of the note was $480,000 and accrued interest from September 5, 2007, at a rate of 8.5 percent per annum until payment was scheduled to be made in full on September 14, 2008. On September 14, 2008, the due date was extended one year, and $39,012 of accrued interest from September 5, 2007 through September 14, 2008, was added to the original note, bringing the note balance to $519,012. Interest was to continue to accrue at 8.5 percent per annum until the loan was paid in full on September 14, 2009. The note could be prepaid. The Company had a 35.29% ownership interest in Spiralight Network, LLC. On December 31, 2008, the Company recorded an allowance against the note of $445,253, to offset additional losses in 2008 exceeding the company's equity basis in Spiralight. The note was repaid in September 2009, and the Company reversed the allowance that was recorded in 2008.

NOTE 4. OTHER INVESTMENTS

INVESTMENTS IN UNCONSOLIDATED AFFILIATES AT EQUITY

Investments in unconsolidated affiliates at equity include investments in partnerships, limited liability companies and joint ventures as follows:

	2009	2008
Alpine Communications, L.C.	$ 3,389,504	$ 3,085,415
West Iowa Cellular, Inc.	1,547,040	1,632,882
RSA #1, Ltd.	1,660,481	1,561,117
RSA #7, Ltd.	594,949	555,730
RSA #9, Ltd.	1,011,261	973,207
Quad County Communications	14,955	37,021
Guthrie Group, L.L.C.	25,529	31,488
Bug Tussel Wireless, L.L.C.	-	649,001
Spiralight Network, L.L.C.	-	-
Hilbert Communications, L.L.C.	293,328	-
	$ 8,537,047	$ 8,525,861

The Company has a 22.27% ownership interest in Alpine Communications, L.C. (Alpine) at December 31, 2009 and December 31, 2008. Alpine owns and operates several wireline telephone exchanges in northeastern Iowa, and also provides Internet and cable television services in and around its wireline service territory.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2009 and 2008 and the twelve months then ended.

	Alpine Communications, L.C.	
	2009	2008
Assets	$ 23,955,426	$ 24,706,029
Liabilities	11,979,642	13,928,446
Equity	$ 11,975,784	$ 10,777,583
Revenues	$ 8,142,250	$ 7,981,757
Expenses	6,594,048	6,196,723
Net Income	$ 1,548,202	$ 1,785,034

The Company's percentage ownership interests in partnerships providing cellular telephone services within their respective service areas at December 31, 2009 and 2008 are as follows:

West Iowa Cellular, Inc.,	25.0%
RSA #1, Ltd.	10.3%
RSA #7, Ltd.	7.1%
RSA #9, Ltd.	16.7%

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2009 and 2008 and the twelve months then ended.

2009

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 6,670,576	$ 17,039,404	$ 11,163,461	$ 8,339,709
Liabilities	482,417	1,860,827	2,848,034	2,272,264
Equity	$ 6,188,159	$ 15,178,577	$ 8,315,427	$ 6,067,445
Revenues	$ 3,850,976	$ 10,800,091	$ 22,982,136	$ 15,284,205
Expenses	1,594,348	8,238,302	16,454,488	11,616,136
Net Income	$ 2,256,628	$ 2,561,789	$ 6,527,648	$ 3,668,069

2008

	West Iowa Cellular, Inc.	RSA #1	RSA #7	RSA #9
Assets	$ 6,942,909	$ 15,635,382	$ 10,806,436	$ 7,822,542
Liabilities	411,378	1,413,854	3,039,166	1,983,413
Equity	$ 6,531,531	$ 14,221,528	$ 7,767,270	$ 5,839,129
Revenues	$ 3,675,022	$ 10,374,220	$ 21,795,116	$ 13,048,641
Expenses	1,511,719	7,008,521	16,138,900	9,353,024
Net Income	$ 2,163,303	$ 3,365,699	$ 5,656,216	$ 3,695,617

NOTE 4. OTHER INVESTMENTS (Continued)

The Company has a 33.33% ownership interest in Quad County Communications (Quad County) at December 31, 2009 and 2008. This entity owns and operates a fiber optic network.

The following is a summary of condensed financial information pertaining to the company described above as of December 31, 2009 and 2008 and the twelve months then ended.

	Quad County Communications	
	2009	2008
Assets	$ 49,189	$ 116,125
Liabilities	4,324	5,061
Equity	$ 44,865	$ 111,064
Revenues	$ 24,214	$ 35,407
Expenses	116,030	67,330
Net Income	$ (91,816)	$ (31,923)

The Company has a 33.33% interest in Guthrie Group, L.L.C. at December 31, 2009 and 2008. The Company's percentage interest in Carroll County Wireless, L.L.C. was 66.67% at December 31, 2009 and 33.33% at December 31, 2008. As a result of the change in ownership interest, the Company's investment in Carroll County Wireless, L.L.C. is now accounted for using the consolidation method, beginning January 1, 2009. Both companies have purchased the licenses to provide personal communication services (PCS); however, neither company has begun providing PCS services as of December 31, 2009.

As discussed in Note 1, with the purchase of an additional one-third interest in Carroll County Wireless, L.L.C. in January 2009, Breda owns a 66 2/3% interest in Carroll County Wireless, L.L.C as of December 31, 2009. Prior to 2009, this investment had been accounted for using the equity method. In order to conform with the 2009 presentation, Breda's 33.33% interest in Carroll County Wireless at December 31, 2008 is also presented in the financial statements using the consolidation method.

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the companies described above as of December 31, 2009 and 2008 and the twelve months then ended.

2009

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 197,099	$ 69,587
Liabilities	-	-
Equity	$ 197,099	$ 69,587
Revenues	$ 33,615	$ 3,850
Expenses	40,808	44,217
Net Income	$ (7,193)	$ (40,367)

2008

	Carroll County Wireless, L.L.C.	Guthrie Group, L.L.C.
Assets	$ 204,291	$ 94,463
Liabilities	-	-
Equity	$ 204,291	$ 94,463
Revenues	$ 45,671	$ 4,814
Expenses	41,671	37,017
Net Income	$ 4,000	$ (32,203)

NOTE 4. OTHER INVESTMENTS (Continued)

Effective January 15, 2009, Prairie Telephone and all unit holders in Spiralight Network, L.L.C. and in Bug Tussel Wireless, L.L.C., in addition to all unit holders in various other telecommunications entities, executed an Exchange Agreement with Hilbert Communications, LLC., whereby Prairie Telephone and the other holders received units in Hilbert Communications, LLC in exchange for the units they owned in the various telecommunications entities. The following companies became wholly-owned subsidiaries of Hilbert Communications pursuant to this transaction: Bug Tussel Wireless, LLC; Spiralight Network, LLC; Intelegra, LLC; Dakota Wireless, LLC; Michigan Wireless, LLC; and JustKake Investments, LLC. The transfers of ownership of Dakota Wireless Group, LLC and JustKake Investments ,LLC are subject to FCC approval, and which such approval had not been received as of December 31, 2009. Therefore, Dakota Wireless Group, LLC and JustKake Investments, LLC have not exchanged their member company interests for units in Hilbert Communications and are not considered subsidiaries of Hilbert Communications as of December 31, 2009. Prior to the transaction with Hilbert Communications, Prairie Telephone owned approximately 9.94% of the units of Bug Tussel Wireless, LLC and approximately 35.29% of the interests in Spiralight Network, LLC. Prairie Telephone owned 6.32% of the outstanding units of Hilbert Communications, LLC as of December 31, 2009.

The Company had a 9.94% ownership interest in Bug Tussel Wireless LLC (Bug Tussel) at December 31, 2008, and January 15, 2009. Bug Tussel has constructed a wireless network in rural Wisconsin, which provides roaming services to cellular carriers offering service in the state.

The following is a summary of condensed financial information pertaining to the company described above as of January 15, 2009 and December 31, 2008 and the 15-day period for 2009 and the twelve months then ended for 2008.

	Bug Tussel Wireless, L.L.C.	
	2009	2008
Assets	$ 17,355,477	$ 17,627,571
Liabilities	12,296,277	12,955,330
Equity	$ 5,059,200	$ 4,672,241
Revenues	$ 316,766	$ 14,031,407
Expenses	618,104	14,256,407
Net Income	$ (301,338)	$ (225,000)

The Company had a 35.29% ownership interest in Spiralight Networks LLC (Spiralight) at December 31, 2008, and January 15, 2009. Spiralight provides fiber optic transport services in Wisconsin, Illinois and Minnesota.

This investment is accounted for under the equity method with the Company recognizing their proportionate share of income and losses to the extent that the investment exceeds losses. Accordingly, the recorded investment amount in Spiralight was eliminated at June 30, 2008. At December 31, 2008, additional losses in excess of the basis totaling $484,264 were applied against the outstanding note receivable. This note receivable was repaid in September 2009, and the allowance recorded against the receivable was reversed, as noted earlier.

NOTE 4. OTHER INVESTMENTS (Continued)

The following is a summary of condensed financial information pertaining to the company described above as of January 15, 2009 and December 31, 2008 and the 15-day period for 2009 and the twelve months then ended for 2008.

	Spiralight Network, L.L.C.	
	2009	2008
Assets	$ 2,787,947	$ 2,100,128
Liabilities	4,704,486	3,251,268
Equity	$ (1,916,539)	$ (1,151,140)
Revenues	$ 136,469	$ 3,236,060
Expenses	250,049	5,886,060
Net Income	$ (113,580)	$ (2,650,000)

The Company had a 6.32% ownership interest in Hilbert Communications, LLC (Hilbert) at December 31, 2009. Hilbert provides fiber optic transport services in Wisconsin, Illinois and Minnesota; provides roaming services to cellular carriers on their wireless network in Wisconsin; provides cellular services to retail customers in Wisconsin; provides wireless industry consulting services to carriers at any location; and provides all services as previously provided by the wholly-owned subsidiaries.

	Hilbert Communications, L.L.C.	
	2009	2008
Assets	$ 32,474,471	$
Liabilities	5,468,799	
Equity	$ 27,005,672	$ -
Revenues	$ 15,973,227	$
Expenses	20,832,084	
Net Income	$ (4,858,857)	$ -

Partnership investments above with less than a 20% ownership are carried at equity due to the level of influence the Company has with respect to each investment. Investments in limited liability companies are on the equity method if ownership is more than 3-5%.

NOTE 4. OTHER INVESTMENTS (Continued)

LONG-TERM INVESTMENTS AT COST

Long-term investments at cost include nonmarketable equity securities and certificates as follows:

	2009	2008
Solix, Inc.	$ 300,000	$ 300,000
Rural Telephone Finance Cooperative - certificates	164,823	171,110
Iowa Network Services - stock	78,706	78,705
NRTC Patronage Capital - certificates	20,339	32,390
Other	91,674	91,385
	$ 655,542	$ 673,590

As of December 31, 2009, the Company had $655,542 in cost method investments. Management determined it is not practical to estimate fair value, or it was unnecessary to evaluate these investments for impairment as no identified adverse event or changes in circumstances were observed. In accordance with generally accepted accounting principles the Company is not required to estimate fair value under these conditions.

Because of the lack of quoted market prices and the inability to estimate fair value without incurring excessive costs, management has determined it is not practical to estimate the fair value of these cost and equity method investments. However, management believes that the carrying amount of these investments at December 31, 2009, included in other investments is not impaired.

NOTE 5. GOODWILL

Goodwill consists of the following:

	2009	2008
Balance, beginning of year	$ 896,812	$ 896,812
Goodwill acquired	21,903	-
Goodwill impairment	-	-
Balance, end of year	$ 918,715	$ 896,812

The Company annually assesses its recorded balances of goodwill and indefinite lived intangible assets. As a result, the Company determined no impairment needed to be recorded for the years ended December 31, 2009 and 2008. The goodwill acquired in 2009 came from the Company's purchase of an additional one-third interest in Carroll County Wireless, L.L.C.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment includes the following:

	2009	2008
Telephone plant in service:		
Land	$ 42,817	$ 43,408
Buildings	1,601,653	1,488,045
Other general support assets	2,310,370	2,433,732
Central office assets	5,356,121	5,566,624
Cable and wire facilities	6,254,357	6,025,376
Other plant and equipment	1,159,874	1,148,988
	16,725,192	16,706,173
Cable television plant in service:		
Land	$ 1,000	$ 8,846
Buildings	43,313	132,673
Other plant and equipment	172,522	182,497
Towers, antennas and head end equipment	321,877	1,613,382
Cable and wire facilities	330,138	1,573,544
Franchises	5,992	30,092
	874,842	3,541,034
Total property, plant and equipment	17,600,034	20,247,207
Less accumulated depreciation	11,571,548	13,744,653
	6,028,486	6,502,554
Plant under construction	2,073,886	355,299
	$ 8,102,372	$ 6,857,853

Telephone cable and wire facilities of approximately $852,000 were fully or nearly fully depreciated in 2009. Depreciation on depreciable property resulted in composite rates of 5.5% and 5.2% for 2009 and 2008, respectively.

NOTE 7. INCOME TAXES

Income taxes reflected in the Consolidated Statements of Income consist of the following:

	2009	2008
Federal income taxes:		
Current tax expense	$ (161,525)	$ 509,074
Deferred tax expense	823,893	55,623
State income taxes:		
Current tax expense	(20,847)	292,005
Deferred tax expense	356,814	(26,403)
Total income tax expense	$ 998,335	$ 830,299

Deferred federal and state tax liabilities and assets reflected in the Consolidated Balance Sheets are summarized as follows:

	2009	2008
Deferred tax liabilities		
Federal	$ 1,860,341	$ 1,645,669
State	637,491	538,397
Total deferred tax liabilities	2,497,832	2,184,066
Deferred tax assets		
Federal	(62,143)	(671,364)
State	(26,450)	(284,169)
Total deferred tax assets	(88,593)	(955,533)
Net deferred tax liabilities	$ 2,409,239	$ 1,228,533
Current portion	$ (58,862)	$ (718,595)
Long-term portion	2,468,101	1,947,128
Net deferred tax liability	$ 2,409,239	$ 1,228,533

NOTE 7. INCOME TAXES (Continued)

The following is a reconciliation of the statutory federal income tax rate of 34% to the Company's effective income tax rate:

	2009	2008
Statutory federal income tax rate	34.0%	34.0%
State income taxes, net of federal benefit	10.1%	10.1%
Amortization of bond premiums	4.9%	1.0%
Dividends received deduction	-8.0%	-8.0%
Tax exempt interest	-9.1%	-9.1%
Other	-3.4%	2.1%
Effective income tax rate	28.5%	30.1%

The Company files consolidated tax returns including their subsidiaries, Prairie Telephone Co., Inc., Westside Independent Telephone Company, and Tele-Services, Ltd. BTC, Inc. is a subsidiary of Prairie Telephone Co., Inc.

NOTE 8. LONG-TERM DEBT

Long-term debt consists of:

	2009	2008
Rural Telephone Finance Cooperative (RTFC) 7.00% (Variable Rate)	-	951,495
Rural Utilities Service (RUS)	1,562,719	-
	$ 1,562,719	$ 951,495
Less current portion	14,144	200,507
	$ 1,548,575	$ 750,988

The annual requirements for principal payments on long-term debt for the next five years are as follows:

2010	$ 14,144
2011	59,145
2012	60,294
2013	62,958
2014	65,562
2015 and After	1,300,616

NOTE 8. LONG-TERM DEBT (Continued)

Prepayment of all remaining principal and interest on the RTFC loan was made on April 30, 2009, in addition to a prepayment fee of $4,513.01.

The Company has two lines of credit with the RTFC. The first line of credit is for $1,500,000 and is available until November 15, 2010. The second line of credit with the RTFC is for $500,000 and is available until November 30, 2010. The interest rate at December 31, 2009 for both lines of credit is 4.75%. No funds were advanced under either line of credit at December 31, 2009.

As of December 31, 2009, BTC, Inc. had outstanding $1,562,719 of long-term debt with the Rural Utilities Service. Each advance on this pre-approved $10,000,000 rural broadband access loan carries its own interest rate for the term of the individual loan advance. BTC, Inc. received its first loan advance in the amount of $1,000,000 on October 2, 2009, and this loan advance carries a fixed interest rate of 3.918%. BTC, Inc.'s second loan advance in the amount of $564,329 was received on December 11, 2009, and carries a fixed interest rate of 4.315%. The RUS advances are to be paid in monthly installments covering principal and interest beginning twelve months from the date of receipt of the first loan advance. The principal and interest will be paid in full on all advances at April 28, 2029. During the first twelve months after the receipt of the first loan advance, monthly payments of interest only are required. Principal of $1,610 was paid on the first RUS loan advance as of December 31, 2009.

The security and loan agreements underlying the Rural Utilities Service notes contain certain restrictions on distributions to stockholders, investment in or loans to others, payment of management fees or issuance of any new or preferred stock. BTC, Inc. is restricted from making any distributions, except as might be specifically authorized in writing in advance by the Rural Utilities Service note holders. The borrower may make a distribution after 75% of the loan funds have been expended as approved if after such distribution, the Borrower's Net Worth is equal to at least twenty percent (20%) of its Total Assets and the amount of all such distributions during the calendar year does not exceed twenty-five percent (25%) of the borrower's net income or net margins for the prior calendar year. BTC, Inc. is required to achieve a times interest earned ratio of not less than 2.0 beginning December 31, 2010.

NOTE 9. OPERATING SEGMENTS INFORMATION

The Company organizes its business into three reportable segments: local exchange carrier (LEC) services, broadcast services and Internet service provider (ISP) services. The LEC services segment provides telephone, data services and other services to customers in local exchanges. The broadcast services segment provides cable television services to customers in Iowa and Nebraska. The ISP services segment provides Internet access to customers within the local exchanges and the surrounding areas.

The Company's reportable business segments are strategic business units that offer different products and services. Each reportable segment is managed separately primarily because of different products, services and regulatory environments. LEC segments have been aggregated because of their similar characteristics.

NOTE 9. OPERATING SEGMENTS INFORMATION (Continued)

The segment's accounting policies are the same as those described in the summary of significant accounting policies.

2009	Local Exchange Carrier	Broadcast	Internet Service Provider	Total
Revenues and sales	$ 7,917,048	$ 382,498	$ 770,220	$ 9,069,766
Interest income	348,770	10,348	32,441	391,559
Interest expense	(26,317)	-	(4)	(26,321)
Depreciation and amortization	890,583	24,561	125,310	1,040,454
Income tax expense (benefit)	874,067	(144,616)	268,884	998,335
Segment profit (loss)	2,976,009	(178,202)	(291,875)	2,505,932
Segment assets	27,682,775	458,343	4,725,387	32,866,505
Expenditures for segment assets	1,355,088	6,341	753,427	2,114,856
2008				
Revenues and sales	$ 8,322,715	$ 651,163	$ 713,359	$ 9,687,237
Interest income	407,154	16,962	18,873	442,989
Interest expense	(77,354)	-	-	(77,354)
Depreciation and amortization	802,801	35,478	141,199	979,478
Income tax expense (benefit)	866,403	(174,132)	138,028	830,299
Segment profit (loss)	2,453,972	(193,502)	(331,915)	1,928,555
Segment assets	24,845,441	536,311	3,846,155	29,227,907
Expenditures for segment assets	3,021,452	(75,806)	(181,897)	2,763,749

NOTE 10. NET INCOME PER COMMON SHARE

Net income per common share for 2009 and 2008 was computed by dividing the weighted average number of shares of common stock outstanding into the net income. The weighted average number of shares of common stock outstanding for the years ended December 31, 2009 and 2008 were 30,851 and 30,859, respectively.

NOTE 11. STOCK VALUE ADJUSTMENT

During April 2009, the board of directors authorized a $38 increase in the stated value of each share of common stock from $509 to $547. There were 30,851 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,172,338.

During March 2008, the board of directors authorized a $52 increase in the stated value of each share of common stock from $457 to $509. There were 30,851 shares outstanding at the time of the value adjustment, which reduced retained earnings by $1,604,252.

NOTE 12. STOCK RESTRICTIONS

The Company's Articles of Restatement became effective on March 29, 2007. One of the changes originating with the Articles of Restatement was the addition of a second class of common stock. The Company is authorized to issue 10,000,000 shares, comprised of the following two classes: (i) 5,000,000 shares of Class A Common Stock, no par value; and (ii) 5,000,000 shares of Class B Common Stock, no par value.

The Class A Common Stock is comprised of the following three series:

(i) Series 1 – these shares represent Class A shares issued after March 29, 2007. These shares have voting rights of one vote per shareholder, regardless of the number of Class A shares held.

(ii) Series 2 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote per shareholder, regardless of the number of Class A shares held. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995.

(iii) Series 3 – these shares were issued and outstanding immediately prior to the March 29, 2007 effective date and with respect to which the holders of such shares had one vote for each such share. The shares had previously been shares of the former Class A stock of the Corporation that were issued and outstanding on February 28, 1995. These shares have voting rights of one vote per share.

The Class B Common Stock represent non-voting shares issued after March 29, 2007.

Restrictions on the stock include the following:

- Individuals purchasing Class A, Series 1 stock must be living within the Breda and Lidderdale service areas of the Company and subscribe to its telephone services. Individuals or entities can purchase Class B, non-voting stock without service area or service participation restrictions.
- Shareholders are individually limited to ownership of not more than one percent of the joint outstanding Class A and Class B stock unless ownership was prior to the Articles of Restatement. There may be two stockholders per household and their joint ownership may not exceed two percent of the joint outstanding Class A and Class B stock.
- Shareholders shall not sell any shares of stock owned unless the Company has been given first right of refusal.
- Stock transfers require consent of the board of directors.
- The Company may adopt bylaws, which may further restrict the transfer or ownership of capital stock of the Company.

NOTE 13. EMPLOYEE BENEFITS

The Company has a defined benefit pension plan covering most employees. The multi employer retirement program is with the National Telephone Cooperative Association (NTCA) and has been approved by the Internal Revenue Service. Pension costs expensed and capitalized for 2009 and 2008 were $133,248 and $128,624, respectively. The Company makes annual contributions to the plan equal to amounts accrued for pension expense.

NOTE 14. ASSET RETIREMENT OBLIGATION

Generally accepted accounting principles require entities to record the fair value of a liability for legal obligations associated with an asset retirement in the period in which the obligations are incurred. When the liability is initially recorded, the entity capitalizes the cost of the asset retirement obligation by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset.

The Company has determined it does not have a material legal obligation to remove long-term assets and accordingly, there have been no liabilities recorded for the years ended December 31, 2009 and 2008.

NOTE 15. RELATED PARTY TRANSACTIONS

The Company receives commission revenue from RSA #9, Ltd. Partnership (RSA #9) based on cellular service activation and retention. The Company has a 16.7% ownership interest in RSA #9. Commissions received by the Company for the years ended December 31, 2009 and 2008 were approximately $1,269,259 and $1,281,000, respectively. At December 31, 2009 and 2008, $136,131 and $172,796 were due from RSA #9 for commissions.

NOTE 16. CONCENTRATIONS OF CREDIT RISK

The Company grants credit to local service customers, all of whom are located in the service area, broadcast customers, Internet customers and telecommunications intrastate and interstate long distance carriers.

The Company received 52% of its 2009 revenues from access revenues and assistance provided by the Federal Universal Service Fund. As a result of the Telecommunications Act of 1996, the manner in which access revenues and Universal Service Funds are determined is currently being modified by regulatory bodies.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, along with both temporary and long-term investments. The Company places its cash, cash equivalents and investments in several financial institutions which limits the amount of credit exposure in any one financial institution.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

The Company routes conference bridging minutes of use through its switch in Carroll, Iowa. The Company generates revenues from this service based on tariffed rates per minutes of use, which is charged to interexchange carriers. In April 2007 certain interexchange carriers began disputing the charges and the volume of minutes on which the charges were billed, and stopped payment until the dispute could be settled. The Company has reached agreements with two of its major carriers and the Company is currently corresponding with the remaining interexchange carriers regarding the payment of the unpaid access charges. The Company's estimated unpaid access charges resulting from conference bridge services as of December 31, 2009 is $1,346,320. The Company has accrued additional accounts payable for related costs associated with the conference bridge minutes of $1,295,378 as of December 31, 2009.

NOTE 17. NONCASH INVESTING ACTIVITIES

Noncash investing activities included $321,594 during the year ended December 31, 2009 relating to plant and equipment additions placed in service during 2009, which are reflected in accounts payable at year-end.